
HUFFY BIKES
HESPELER HUFFY SPORTS
TOMMY ARMOUR GOLF
VOLANT LTD LAMAR SIMS
DUKES RAGE OXYGEN
ULTRAWHEELS RAM GOLF
HUFFY SERVICEFIRST

HUFFY CORPORATION

2002 ANNUAL REPORT

Huffy Corporation operates in two segments. The sporting goods segment designs, manufactures and markets branded sporting goods products to mass merchants, sporting goods and specialty retailers. The service segment provides assembly, repair and merchandising services to retail customers.

Huffy Corporation will be a diversified branded sporting goods and retail services company, providing superior value and quality to consumers and retailers, while generating above average returns for our shareholders.

Huffy Corporation will achieve its vision by:

> *Motivating employees to support the values of the Corporation and to pursue its vision.*
>
> *Being a leader in the design, marketing, sales and distribution of its products and services.*
>
> *Building strong relationships with customers, suppliers and communities.*
>
> *Achieving financial results that ensure enhanced value for our shareholders.*
>
> *Directing and managing assets to ensure the highest value to its retail customers and to consumers.*

NET SALES


02
01
02 373
01 331

EARNINGS PER SHARE
(Continuing Operations)


02
01
02 .38
01 (.82)

(Dollar amounts in thousands, except per share data)

Year Ended December 31,		2002	2001
Net Sales	$	372,896	331,138
Gross Profit		66,347	39,950
Selling, general and administrative expense		57,858	47,607
Operating Income		8,489	(11,370)
Earnings from continuing operations		4,592	(8,410)
Discontinued operations		(5,970)	–
Net Earnings		(1,378)	(8,410)
EPS from continuing operations	$	0.38	(0.82)
Net earnings per common share	$	(0.12)	(0.82)

ACQUISITIONS McCalla acquisition was completed in March 2002. Gen X Sports acquisition was completed in September 2002. We anticipate these two acquisitions will provide in excess of $180 million of profitable revenues in 2003.

FREE CASH FLOW (BEFORE ACQUISITIONS) Through working capital reductions, tight expense control, prudent capital investment and earnings over $23 million of free cash flow was generated in 2002.

CONTINUOUS RAPID IMPROVEMENT (C.R.I.) Since 1996, we have worked hard to ingrain the Continuous Rapid Improvement philosophy as part of the Huffy culture. By using the C.R.I. problem solving tools and the Kaizen team approach, over $6.3 million of cost and quality savings actions were implemented by the sporting goods segment in 2002. This bodes well for the future.

CUSTOMER DIVERSIFICATION In 2001, our top 10 customers accounted for 84% of our sales. In 2003, we anticipate that our top 10 customers will only account for 63% of our sales, thereby broadening our customer reach and reducing our commercial risk.

DEAR FELLOW SHAREHOLDERS,

WE'VE CHANGED.

2002 was an eventful, challenging and unusual year. It had a little bit of everything – Kmart bankruptcy, continued declining stock market, weak economic environment, war on terrorism, Iraq/North Korea political issues and finally the weakest Christmas for retailers since the 1970's.

POSITIVE TRANSFORMATION

For Huffy, 2002, was a year of positive transformation. Through the acquisition of the Gen-X Sports business and McCalla service companies, coupled with organic growth initiatives in existing Huffy Companies, we created a much stronger platform for future profitable growth. The acquisitions significantly expanded the product lines we offer to our customers, increased our brand and license portfolio, diversified our customer base, enhanced our sales and marketing expertise and finally, and most importantly, improved the consistency and predictability of our earnings in the future.

Our vision for the Company, over the next three to five years, is to create a diversified branded sporting goods and retail services company with revenues of $750 million to $1.0 billion generating above average returns for our shareholders.

Huffy, which was previously a bicycle, basketball backboard and retail services company has expanded its reach into the Sporting Goods Industry, through the Gen-X Sports acquisition, by moving into new categories such as golf, snowboards, skateboards, in-line skates, hockey and snow skis.

In the retail service arena, the McCalla Company acquisition allowed Huffy to rapidly achieve market position with a large, growing retailer where we can leverage our nationwide infrastructure in merchandising and in-store assembly services for profitable future growth.

DON R. GRABER
CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF EXECUTIVE OFFICER

At Huffy Corporation, we continue to focus on four corporate strategies that we believe will enhance shareholder value:

1. *Generate internal growth and improved profitability via product service innovation, brand development and expanded distribution.*
2. *Ingrain Continues Rapid Improvement (C.R.I.) in the Huffy culture.*
3. *Strengthen the balance sheet through efficient management of assets.*
4. *Execute acquisitions that augment our services to retailers and sporting goods sales.*


JUMP AHEAD

THE YEAR IN REVIEW

Net sales for the year 2002 total $372.9 million, up 12.6% from 2001, primarily driven by the partial year impact of the McCalla and Gen-X Sports acquisitions and solid increases at Huffy Sports.

Margins improved strongly from 12.1% to 17.8% driven by strong increases at Huffy Bicycle, Huffy Sports and higher margins associated with the new acquisitions.

Selling, general and administrative expenses remained under tight control in 2002. However, escalating insurance premiums, higher pension costs and the West Coast shipping lockout all contributed to rising cost pressures as the year unfolded.

Earnings from continuing operations was $0.38 per common share versus a loss of $0.82 per common share in 2001. As always, we wish the results were higher but continue to be proud of what was achieved in 2002 given the economic and retail environment in which we were operating.

COMPANY HIGHLIGHTS

The Huffy Bicycle Company grew unit shipments versus 2001 by leveraging the Huffy® and Royce Union® brands and innovative licenses such as Disney Princess® and Bob the Builder®. In addition, a long-term national advertising campaign was initiated in mid-year that has led to increased brand awareness with Huffy's core consumer audience. The Company entered into and created new wheeled-good categories such as wagons, tricycles, and tri-wheel products, which have been well received by retailers and consumers.

The Huffy Sports Company grew it's industry leading market share at it's current customer base and numerous new customers through positive growth in all channels of distribution including mass retail, sporting goods dealers, institutional, e-commerce, pool market, international, and corporate promotions. It launched innovative new products including the first full size multi sport station and a gas assist backboard lift.

In 2002 Huffy Sports also launched an innovative and exciting line of inflatable sport balls. Unique footballs, basketballs, soccer balls, and volleyballs using Frixion™, Optix™, and Gripz™ technologies were well received by the industry and positioned HSC as a major player in the inflatable market.

THE GEN-X SPORTS GROUP ACHIEVED A 34% GROWTH RATE VERSUS 2001. INTEGRATING ACQUISITIONS AND PRODUCT EVOLUTION WERE THE PRIMARY THEMES DRIVING THE BUSINESS.


WITHIN THE NEXT FIVE YEARS, CREATE A DIVERSIFIED
BRANDED SPORTING GOODS AND RETAIL SERVICES
COMPANY, WITH TOTAL SALES OF $750 MILLION TO
$1.0 BILLION, GENERATING ABOVE AVERAGE RETURNS
FOR OUR SHAREHOLDERS.

The Gen-X Sports Group achieved a 34% growth rate versus 2001. Integrating acquisitions and product evolution were the primary themes driving the business. The Golf division led the way, launching exciting new product lines that were received very well by retailers and consumers alike. The acquisition of Sims was the highlight in Board Sports, clearly placing us at the forefront of the snowboarding industry; and the LTD® and Lamar® brands experienced great sell-through at retail. Volant® skis and Hespeler® hockey introduced innovative, award-winning products, positioning the brands solidly for 2003. The introduction of LTD® and Lamar® brands, as well as the highly acclaimed ProBuild™ skateboards, was the big highlight for Action Sports. Our opportunities division identified new business arenas by developing special make-up product in well-known brands for our retail partners. Gen-X Sports Group accelerated organizational and brand development activities in 2002 that bodes well for the future.

Our Services to Retail segment (Huffy Service First, Inc.) enjoyed strong sales growth driven by our second quarter acquisition of McCalla Companies (Creative Retail Services), new and core services expansion to a leading Home Center retailer, and successful sales diversification efforts in its merchandising segment.

However, a leading retailer's financial issues negatively impacted further sales growth. This coupled with higher than anticipated startup expenses at a major new customer adversely affected our operating margins in the service segment. We now believe the majority of the new customer startup costs are complete.

During 2002, our service management team proactively took aggressive and necessary steps to reduce on-going costs and the related infrastructure and realigned its core business, focusing on retailers and segments that will deliver profitable growth in the future.

HOW WE'LL GET THERE

NEW PRODUCTS

We will focus on new product engineering, design and development, offering exceptional value and quality to the consumer.

NEW SERVICES

We will leverage our nationwide infrastructure as a competitive advantage to offer assembly and repair and merchandising services to national retailers.

INTERNAL GROWTH

We will use our expanded product and customer base to offer well known brands to new channels and to expand our business in both North America and internationally.

DIVERSIFICATION

We will focus on taking new product and service offerings into channels and to retailers that we have not traditionally served.

NO DOUBT, 2003 WILL HAVE ITS OWN UNIQUE SET OF CHALLENGES AND OPPORTUNITIES. HOWEVER, WE LOOK FORWARD TO 2003 WITH BOTH EXCITEMENT AND OPTIMISM.

CULTURE

2002 was certainly not a "business as usual" year. We are extremely proud of how Huffy associates worked together to overcome all the challenges that transpired during the course of the year. Their teamwork, focus and dedication to results were more than equal to every challenge. The Huffy culture continues to evolve and is built on a foundation of four basic principles.

① People are Important.

② Maintain a Market Driven Focus.

③ Stay Results Oriented.

④ Have Fun Through Winning.

DISCONTINUED OPERATIONS

As previously reported, Huffy Corporation divested its Washington Inventory Service subsidiary in November 2000. Subsequently, in late 2001 and mid 2002, two class action suits were filed in California seeking damages for alleged violations of labor practices. As a previous owner, Huffy was potentially obligated to indemnify the subsidiary purchaser for some portion of any liability it or such subsidiary had in the first case and had potential liability in the latter case, both limited to the periods it owned the subsidiary. After protracted negotiations and on advice of counsel, a settlement was negotiated and preliminarily approved on January 28, 2003 by the Superior Court of California, County of Los Angeles. A one-time charge to discontinued operations of $6.0 million or $0.50 per common share was taken in the fourth quarter of 2002 to fully resolve this matter.

OUTLOOK

No doubt, 2003 will have its own unique set of challenges and opportunities. However, we look forward to 2003 with both excitement and optimism. The transformation of Huffy is well along, with our recent acquisitions broadening Huffy's product offering, brand portfolio and customer base. In addition, the operating companies continue to focus on innovative new products, new distribution, Continuous Rapid Improvement (C.R.I.) and lean cost structures.

We anticipate the economy will continue to be challenging in at least the first half of 2003 and we have planned accordingly with a heavy emphasis on new products, new customers and prudent cost control.

We have confidence in our business model, our people, our plans and our culture and look forward to the future with optimism.

Thank you for your support during the past year and in the future.

Don R. Graber

Don R. Graber
Chairman of the Board, President and
Chief Executive Officer

NEW PRODUCTS FROM THE TOP:
MULTI-SPORTS STATION
SIMS® SNOWBOARD
PUTTING GREENS
TOMMY ARMOUR SILVERBACK™ IRONS
GREEN MACHINE™

FORM 10-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ________ TO ________

COMMISSION FILE NUMBER 1-5325

HUFFY CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Ohio (State or Other Jurisdiction of Incorporation or Organization)	**31-0326270** (I.R.S. Employer Identification No.)
225 Byers Road, Miamisburg, Ohio (Address of Principal Executive Offices)	**45342** (Zip Code)

Registrant's telephone number, including area code: (937) 866-6251

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the Common Stock held by non-affiliates of the registrant, as of January 31, 2002, was $94,412,729.

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes [X] No [ ]

The number of shares outstanding of each of the registrant's classes of Common Stock, as of January 31, 2002, was 14,669,992.

"Index to Exhibits" at page 45 of this Report

TABLE OF CONTENTS

PART I

Item 1. Business

Huffy Corporation, an Ohio corporation formed in 1928, and its subsidiaries (collectively called "Huffy" or the "Company") are engaged in the sporting goods segment in the design and sale of wheeled and related products, including bicycles, scooters, tricycles, skateboards and inline skates; golf equipment; hockey equipment; snowboards, skis and accessories. Also within the sporting goods segment, the Company designs, manufactures and markets basketball backboards and accessories and purchases excess sports equipment and accessories and resells these products to sporting goods retailers. In addition, the Company operates a service segment that is involved in the assembly and repair of a variety of wheeled and other products and merchandising services to retail customers. The Company's executive offices are located in Miamisburg, Ohio and its principal business offices and/or manufacturing facilities are located in Miamisburg and Springboro, Ohio; Sussex, Wisconsin; and Toronto, Ontario, Canada.

The general development of the business is discussed in more detail below.

The Company is reporting its operations as two segments, sporting goods products and services to retailers. The change from a single segment is a result of a shift in the mix of Huffy Service First Inc. business toward assembly services not directly related to the sporting goods industry, as well as the acquisition of McCalla Company and its subsidiaries and the Gen-X Sports Inc. businesses. Information regarding revenues from unaffiliated customers, operating profit and total assets for each of the Company's reporting segments is contained in the Notes to Consolidated Financial Statements included in this Annual Report on Form 10-K.

SPORTING GOODS SEGMENT

Huffy Bicycle Company including Royce Union Bicycle Company and American Sports Design Company, Huffy Sports Company and Gen-X Sports Inc. operate as the sporting goods segment, providing consumer products. Principal products and services include wheeled and related products, basketball backboards, balls, and related products, snowboards, skis and accessories, golf equipment, hockey equipment, and excess sports equipment. Sales of wheeled and related products represented 43.8 percent, 55.8 percent and 70.1 percent of consolidated revenues of the Company for the years ended December 31, 2002, 2001, and 2000. Sales of portable basketball backboards, poles, goals, and balls represented 20.1 percent, 20.4 percent, and 12.7 percent of consolidated revenues of the Company for the years ended December 31, 2002, 2001, and 2000.

Products, Marketing and Distribution

The Huffy® branded wheeled products, including bicycles, scooters, and tricycles, hold a leading market position in the United States. Gen-X inline skates and skateboards are also included in the wheeled product group sold under such brands as Oxygen® and Ultra Wheels®. In September 1999, in response to an unprecedented decline in Chinese bicycle pricing, the Company announced its decision to cease its United States bicycle manufacturing operations at its facilities located in Southaven, Mississippi and Farmington, Missouri. These facilities were closed in December 1999 and sold or the lease terminated, as applicable, in 2000. In 2001, the Huffy Bicycle Company terminated, effective May 2002, its shelter services agreement pursuant to which it imported wheeled products. The Huffy Bicycle Company imports Huffy® wheeled products from Southeast Asia including Taiwan and China. Included in the Huffy® product line are adult all-purpose bicycles; adult all-terrain bicycles; a series of innovative boys' and girls' 20" bicycles; a series of popular children's 12" and 16" sidewalk bicycles; scooters and tricycles. In July 1999, the Company acquired the assets of American Sports Design Company, which markets and distributes high-end bicycles primarily available over the World Wide Web, through distributors and directly from the Company's advertised order center. In 2002, Huffy agreed to license the trademarks owned by American Sports Design Company under which such bicycles are sold and to sell the equipment and inventory associated with such American Sports Design Company business to the licensee. Huffy® and Gen-X wheeled products are extensively advertised and are sold predominantly through United States and Canadian national and regional high volume retailers, a distribution network accounting for approximately 85 percent of all wheeled products sold in the United States. Approximately 80 percent of Huffy Bicycle Company's wheeled products are sold under the Huffy® brand name with the balance being sold under private label or other Company brands.

Huffy Sports Company, a division of the Company located in Sussex, Wisconsin, is a leading supplier of basketball backboards, poles, goals, and related products and basketball, football, and soccer balls for use at home. Huffy Sports Company products, many of which bear the logo of the National Basketball Association ("NBA") as well as the Huffy Sports® trademark, are sold predominately through national and regional high volume retailers in the United States.

Gen-X Sports Inc., a subsidiary of Huffy Corporation was acquired on September 19, 2002. Gen-X is headquartered in Toronto, Ontario, Canada, and is a leading supplier of sporting goods, including golf equipment, hockey equipment, snowboards, skis, inline skates and skateboards, and is a broker of excess merchandise, primarily in North America, and also markets product internationally, predominately in Europe. Gen-X imports the majority of its products from China and Taiwan, with certain of the ski products imported from Austria. Gen-X markets products under numerous brand names within the sporting goods segment, including LTD®, Lamar®, Sims®, Tommy Armour®, Ram®, Teardrop®, Zebra®, Hespeler®, Volant®, Ultra Wheels®, Rage®, and Dukes®. Gen-X Sports Inc. markets these products through United States and Canadian national and regional high volume retailers, as well as specialty sporting goods outlets.

Raw Materials

Basic materials such as raw steel, steel and aluminum tubing, plastic, resins, and welding materials used in the Huffy Sports Company domestic manufacturing operations are purchased primarily from domestic sources. Alternate sources are available for all critical products and components, but the sudden loss of any major supplier could cause a temporary negative effect on Huffy Sports Company's operations.

Patents, Trademarks and Licenses

The patents, trademarks (including the registered trademarks "Huffy" and "Huffy Sports"), licenses (including the license to use the NBA logo) and other proprietary rights of the companies used in the sporting goods segment are deemed important to the Company. Generally, the NBA license associated with the Huffy Sports products has five-year terms which are renegotiated upon termination. With the acquisition of Gen-X, the Company acquired rights in numerous trademarks and patents relating to its various sporting goods products. The Company has licensed certain of these intellectual property rights to third parties and intends to expand its licensing program with the addition of such marks. The loss by the Company of its rights under any individual patent, trademark (other than "Huffy"), license or other proprietary right would not have a material adverse effect on the Company. The Company's patents, by law, have a limited life, and patent rights expire periodically. The loss of the United States registered trademark "Huffy" could have a material adverse effect on the Company. The Company has no reason to believe that anyone has rights to either the United States "Huffy" trademark or the products for which the Company uses such trademarks.

Seasonality and Inventory

Due to the relatively short lapse of time between placement of orders for products and shipments, the Company normally does not consider its backlog of orders as significant. Because of rapid delivery requirements of their customers, businesses in the sporting goods segment maintain sufficient quantities of inventories of finished goods to meet their customers' requirements. Sales of wheeled products are seasonal in that sales tend to be higher in the Spring and Fall of each year. Basketball products tend to have varying degrees of seasonality, none of which are significant to the operations of the Company. Sales of winter sports equipment, including snowboards, skis and accessories tend to be higher in the Fall and Winter seasons, while golf products tend to have higher demand during the Spring and Summer seasons. The excess merchandise products tend to have minimal seasonal fluctuations.

Competition and Customers

In the high volume retailer wheeled products business, Huffy Bicycle Company has numerous competitors in the United States market, two of which are major competitors. Even though competition in the bicycle industry is intense, Huffy Bicycle Company believes that following its transformation from a single brand manufacturer of bicycles to a multi-brand design, marketing and distribution company, it is cost competitive in the high volume retailer wheeled products market and that its decision to import, rather than manufacture, its wheeled products will allow it to profitably maintain a leading market position. Huffy Bicycle Company's ability to provide its customers with low cost, innovative new products has enabled it to maintain its market position despite the marketing efforts of domestic competitors and competitors from Taiwan, China, and other nations. Huffy Sports Company has several competitors of which one is currently a major competitor. Huffy Sports Company maintains its competitive position by offering its customers high quality, innovative products at competitive prices and by supporting its products with outstanding customer service. Gen-X Sports Inc. has numerous competitors in the markets in which it competes; six of which are major competitors in golf, three of which are major competitors in action sports, four of which are major competitors in hockey equipment, and two of which are major competitors in the snowboard and ski equipment. Gen-X Sports maintains its competitive position by offering its customers high quality, innovative products at competitive prices and by supporting its products with outstanding customer service. Sales to two customers, Wal-Mart and Kmart, aggregated over ten percent or more of the Company's consolidated revenues from each such customer for the year ended December 31, 2002, and the loss of one of these customers could have a material adverse effect on the Company and its subsidiaries as a whole.

Although to date the export business is not significant, the businesses within the sporting goods segment participate in various foreign markets and are actively involved in expanding export volume.

SERVICES TO RETAILERS SEGMENT

Huffy Service First, Inc. operates in the service segment providing in-store assembly and repair, and merchandising services sold to retail customers. McCalla Company, Creative Retail Services, Inc. and Creative Retail Services (Canada) Inc., acquired in March of 2002, provide merchandising services, including cycle and periodic product resets, stocking and sales training for a number of well-known manufacturers and/or distributors serving Home Depot. The services to retailers segment represented 23.5 percent, 23.8 percent and 17.3 percent of the consolidated revenues of the Company for the years ended December 31, 2002, 2001, and 2000.

Huffy Service First, Inc., a wholly-owned subsidiary of the Company, headquartered in Miamisburg, Ohio, serves the needs of major retailers in 50 states, Puerto Rico, Guam and the Virgin Islands by providing in-store and in-home assembly and repair of bicycles and outdoor power equipment, and in-store display services for a variety of products, including, among other things, grills, physical fitness equipment, and furniture. Huffy Service First, Inc. is the only assembly service business of this kind available to high volume retailers on a nationwide basis. Huffy Service First, Inc. also offers merchandising services (product resets and periodic maintenance of displays) to manufacturers who supply high volume retailers. In March 2002, Huffy Service First purchased McCalla Company and subsidiaries, Creative Retail Services, Inc. and Creative Retail Services (Canada) Inc., which together provide merchandising, including cycle and periodic product resets, stocking and sales training for a number of well-known manufacturers and/or distributors serving Home Depot throughout North America. McCalla Company and Creative Retail Services, Inc. are headquartered in Alpharetta, Georgia and Creative Retail Services (Canada) Inc. has an office in Toronto, Ontario, Canada.

Seasonality

The demand for services provided by Huffy Service First, Inc. is seasonal in that assembly service demand is generally strongest in Spring and at the Winter holiday season. The McCalla companies provide merchandise services throughout the year, with minimal seasonal fluctuations.

Competition and Customers

Huffy Service First, Inc. has numerous competitors in the United States market, none of which is a major national competitor in the in-store and in-home assembly service business and three of which are major competitors in the merchandising services business. Huffy Service First, Inc. believes it remains competitive due to its nationwide network of operations, competitive pricing and full service solution marketing approach. The McCalla companies have a number of competitors in the Home Center channel and maintain their competitive position by providing excellent customer service through a well-trained workforce positioned throughout North America.

Other Additional Information regarding the Company's Business

On March 16, 1999, Huffy sold substantially all of the assets of True Temper Hardware Company and all of the shares of the capital stock of True Temper Limited to an affiliate of U.S. Industries, Inc. On November 3, 2000, Huffy sold all of the issued and outstanding shares of Washington Inventory Service to WIS Holdings Corp., an affiliate of Sterling Investment Partners, L.P.

The Company's website address is www.huffy.com. The Company makes available free of charge through a link provided at such website its Forms 10-K, 10-Q and 8-K as well as any amendments thereto. Such reports are available as soon as reasonably practicable after they are filed or furnished to the Securities and Exchange Commission.

The number of persons employed full-time by the Company as of December 31, 2002, was 1,514.

Item 2. Properties

Location and general character of the principal plants and other materially important physical properties of the Company as of January 2, 2003.

Location	Building Description	Business Segment	Area (Sq. Ft.)	Owned or Expiration Date of Lease
Miamisburg, Ohio	Offices, display and warehouse facilities (Corporate and Huffy Service First, Inc.)	Sporting Goods and Services	47,000	2011(1)
Springboro, Ohio	Offices and warehouse facility (Huffy Bicycle Company)	Sporting Goods	69,220	2005(2)
Sussex, Wisconsin	Offices and manufacturing (Huffy Sports Company)	Sporting Goods	192,000	2004(3)
Toronto, Ontario, Canada	Offices, display and retail outlets (Gen-X Sports Inc.)	Sporting Goods	39,998	2011(4)
Carson City, California	Warehouse facility (Huffy Bicycle Company and Gen-X Sports Inc.)	Sporting Goods	398,554	2007(5)

(1) Subject to two consecutive options to renew for additional terms of five years each.
(2) Subject to one option to renew for an additional term of five years.
(3) Subject to an option to purchase during the term of or at the expiration of the lease.
(4) Subject to one option to renew for an additional term of five years.
(5) The Company operates two warehouses in Carson City, California. The first warehouse is 292,900 square feet, and the lease expires in 2007; the second is 105,654 square feet, and the lease expires in 2007. Each lease is subject to two consecutive options to renew for additional terms of five years.

All of the Company's facilities are in good condition and are considered suitable for the purposes for which they are used. The Sussex, Wisconsin manufacturing facility normally operates on two full shifts, with third shift operations scheduled as needed.

Item 3. Legal Proceedings

The Company along with numerous California water companies and other potentially responsible parties ("PRPs") for the Baldwin Park Operable Unit of the San Gabriel Valley Superfund have been named in fourteen civil lawsuits which allege claims related to the contaminated groundwater in the Azusa, California area (collectively, the "San Gabriel Cases").

The San Gabriel Cases had been stayed for a variety of reasons, including a number of demurrers and writs taken in the Appellate Division, relating primarily to the California Public Utilities Commission ("PUC") investigation described below. The resulting Appellate Division decisions were reviewed by the California Supreme Court, which ruled in February 2002. The cases have been reactivated as a result of the California Supreme Court's decision, with the trial level Coordination Judge holding a number of Status Conferences on all of the cases, at which conferences issues pertaining to the three master complaints (two of which include the Company as a defendant), preliminary demurrers to such master complaints, case management orders and initial written discovery were discussed. As noted by the matters being discussed with the Court, the toxic tort cases are in their initial stages. Thus, it is impossible to currently predict the outcome of any of the actions.

The Company, along with the other PRPs for the Baldwin Park Operable Unit of the San Gabriel Valley Superfund Site (the "BPOU"), was also named in four civil lawsuits filed by water purveyors. The water purveyor lawsuits alleged CERCLA, property damage, nuisance, trespass and other claims related to the contaminated groundwater in the BPOU (collectively, the "Water Entity Cases"). The Company was named as a direct defendant by the water purveyor in two of these cases, and was added as a third party defendant in the two others by Aerojet General Corporation, which, in those cases, was the only PRP sued by the water purveyors. Each of the Water Entity Cases have been settled through the entry of the Project Agreement. According to the terms of the Project Agreement, the Water Entity Cases have been dismissed without prejudice. The Third Party complaints filed by Aerojet in connection with the Water Entity Cases are expected to be dismissed without prejudice subject to Aerojet filing a new suit in the event a final allocation agreement cannot be worked out.

On March 12, 1998, the PUC commenced an investigation in response to the allegations in the toxic tort actions that "drinking water delivered by the water utilities caused death and personal injury to customers." The PUC's inquiry addressed two broad issues central to these allegations: 1) "whether current water quality regulation adequately protects the public health;" and 2) "whether respondent utilities are (and for the past 25 years have been) complying with existing drinking water regulation." On November 2, 2000, the PUC issued its Final Opinion and Order Resolving Substantive Water Quality Issues. Significantly, the Order finds, in pertinent part, that: 1) "existing maximum contaminant level ("MCLs") and action level ("ALs") established by the DHS are adequate to protect the public health;" 2) "there is a significant margin of safety when MCLs are calculated so that the detection of carcinogenic contaminants above MCLs that were reported in this investigation are unlikely to pose a health risk;" 3) based upon its comprehensive review of 25 years of utility compliance records, that for all periods when MCLs and ALs for specific chemicals were in effect, the PUC regulated water companies complied with DHS testing requirements and advisories, and the water served by the water utilities was not harmful or dangerous to health; and 4) with regard to the period before the adoption by DHS of MCLs and ALs, a further limited investigation by the PUC Water Division will be conducted.

Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

As previously reported, Huffy Corporation divested its Washington Inventory Service subsidiary in November 2000. Subsequently, in late 2001 and mid 2002, two class action suits were filed in California seeking damages for alleged violations of labor practices. As a previous owner, Huffy was potentially obligated to indemnify the subsidiary purchaser for some portion of any liability it or such subsidiary had in the first case and had potential liability in the latter case, both limited to the periods it owned the subsidiary. After protracted negotiations and on advice of counsel, a settlement was negotiated and preliminarily approved on January 28, 2003 by the Superior Court of California, County of Los Angeles. A one-time charge to discontinued operations of $7,914 million or $0.43 per common share was taken in the fourth quarter of 2002 to fully resolve this matter.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder matters

Huffy Corporation Common Stock is traded on the New York Stock Exchange. The quarterly high and low prices of Huffy Corporation Common Stock during the years ended December 31, 2002 and 2001 were as follows:

Year Ended December 31, 2002	Common Stock Price Range		Year Ended December 31, 2001	Common Stock Price Range	
Quarter	High	Low	Quarter	High	Low
First	$ 7.05	$ 5.95	First	$ 7.74	$ 6.08
Second	8.90	6.98	Second	10.50	6.14
Third	8.60	5.48	Third	9.81	6.25
Fourth	7.98	5.97	Fourth	6.62	5.41

As of December 31, 2002, there were 14,637,809 shares of Huffy Corporation Common Stock outstanding and there were 3,223 shareholders of record. Management estimates an additional 4,500 shareholders hold their stock in nominee name. Trading volume of the Company's Common Stock during the twelve months ended December 31, 2002 totaled 7,595,600 shares. The average number of common shares outstanding during this period was approximately 11,833,213 shares. The Company is limited in its ability to pay dividends pursuant to the terms of its Second Amended and Restated Loan and Security Agreement, as amended.

The information to be set forth in the table entitled EQUITY COMPENSATION PLAN INFORMATION is contained in the Company's Proxy Statement for its 2003 Annual Meeting of Shareholders, and is hereby incorporated herein by reference.

Item 6. Selected Financial Data

Five-Year Financial and Operating Review (Unaudited)

(Dollar amounts in thousands, except per share data)

Summary of Operations	2002	2001	2000	1999	1998
Net sales	$372,896	$331,138	$488,181	$422,866	$468,351
Gross profit	66,347	39,950	81,342	36,723	76,178
Selling, general, and administrative expenses	57,858	47,607	53,763	56,158	59,723
Operating income (loss)	8,489	(11,370)	26,865	(57,994)	(4,865)
Other expense (income), net	1,636	303	1,342	333	(3)
Interest expense, net	1,688	1,128	8,428	1,816	2,542
Earnings (loss) before income taxes	5,165	(12,801)	17,095	(60,143)	(7,404)
Income tax expense (benefit)	573	(4,391)	6,429	(20,788)	(2,904)
Earnings (loss) from continuing operations	4,592	(8,410)	10,666	(39,355)	(4,500)
Discontinued operations	(5,970)	—	25,318	6,067	2,335
Extraordinary loss	—	—	(998)	—	—
Net earnings (loss)	(1,378)	(8,410)	34,986	(33,288)	(2,165)
Earnings (loss) per common share:					
Basic Continuing operations	0.39	(0.82)	1.05	(3.70)	(0.37)
Net earnings (loss)	(0.12)	(0.82)	3.43	(3.13)	(0.18)
Diluted Continuing operations	0.38	(0.82)	1.03	(3.70)	(0.37)
Net earnings (loss)	(0.12)	(0.82)	3.39	(3.13)	(0.18)
Common dividends declared	—	—	—	2,869	4,092
Common dividends per share	—	—	—	0.26	0.34
Capital expenditures for plant and equipment	3,144	2,553	2,510	6,444	14,989
Weighted average common share outstanding:					
Basic	11,833	10,298	10,187	10,642	12,122
Diluted	11,979	10,298	10,320	10,642	12,280
Financial Position at Year End					
Total assets	282,201	145,485	180,493	214,283	324,068
Working capital	4,673	44,376	57,642	56,636	85,730
Net investment in plant and equipment	11,140	9,267	12,680	19,028	53,476
Notes payable	54,069	—	17,656	21,902	99,240
Long-term obligations	317	—	—	51,348	29,110
Shareholders' equity	71,747	65,602	73,131	37,482	95,390
Equity per share outstanding	4.90	6.32	7.15	3.68	7.91
Cash Flows					
Net cash provided by (used in) continuing operating activities	(1,315)	40,786	(16,541)	12,239	21,513
Net cash provided by (used in) discontinued operations	(5,970)	—	60,902	75,402	(5,878)
Net cash provided by (used in) operating activities	(7,285)	40,786	44,361	87,641	15,635
Net cash provided by (used in) investing activities	(26,298)	(2,549)	4,867	(7,644)	(27,901)
Net cash provided by (used in) financing activities	12,461	(16,030)	(65,084)	(77,641)	27,984
Net change in cash and cash equivalents	(21,122)	22,207	(15,856)	2,356	15,718
Performance Measurements					
Earnings from continuing operations as a % of net sales	1.2%	N/A	2.2 %	N/A	N/A
Average working capital turnover	4.9	5.9	8.1	5.3	5.0
Return on net assets	4.3%	N/A	15.4 %	N/A	N/A
Return on beginning shareholders' equity	N/A	N/A	93.8 %	N/A	N/A
Current ratio	1.0	1.7	1.6	1.5	1.5
Total long term debt/total capital	7.2%	0.0%	0.0 %	61.7%	27.1%
Number of common shareholders	3,223	3,211	3,271	3,250	3,454

N/A – Not Applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(Dollar amounts in thousands, except per share data)

Comparison of the year ended December 31, 2002 to the year ended December 31, 2001

For the year ended December 31, 2002, Huffy Corporation ("Huffy" or "Company") had a net loss of $1,378, or $0.12 per common share compared to a net loss for the same period in 2001 of $8,410, or $0.82 per common share. Current year results include the earnings from Gen-X Sports Inc. acquired on September 19, 2002. In addition, the current year net earnings reflect a loss from discontinued operations of $5,970 after tax, or $0.50 per common share. These charges are related to the settlement of contractually indemnified liabilities and a related lawsuit settlement regarding labor practices by one of the Company's former subsidiaries, Washington Inventory Service, limited to the period of the Company's ownership which was sold on November 3, 2000.

Results from continuing operations for the year ended December 31, 2002 were $4,592, or $0.38 per common share, compared to a net loss of $8,410, or $0.82 per common share in 2001. The net loss from continuing operations in 2001 included a pretax charge of $3,713 ($2,440 after tax), or $0.24 per common share, associated with the termination of Mexican manufacturing operations, reductions of staffing levels at Huffy Bicycle Company, and the consolidation of the financial and information technology groups. On January 22, 2002, Kmart Corporation filed for reorganization under Chapter 11 of the U.S. Bankruptcy Court. The Company recorded a charge in the fourth quarter of 2001 of $4,680 ($3,075 after tax), or $0.30 per common share, to reflect the Kmart bad debt. The 2001 net loss from continuing operations excluding the reconfiguration, refinancing and Kmart bad debt was $2,895, or $0.28 per common share.

Net Sales

Net sales in 2002 were $372,896, an increase of 12.6%, compared to net sales of $331,138 for the same period in 2001. This sales increase was primarily related to the acquisitions of Gen-X Sports Inc. and the McCalla Company during 2002. In addition, the Company's basketball products also experienced a 12.3% year over year increase in sales volume.

Gross Profit

Consolidated gross profit for 2002 was $66,347, or 17.8% of net sales as compared to $39,950, or 12.1% of net sales reported for the same period in 2001, reflecting a 47.0% improvement over the prior year gross margin. The primary reason for this very significant improvement was the addition of Gen-X Sports Inc. and the McCalla Company to the Huffy portfolio. The second most significant reason for the year over year increase was the improved margin in the Company's wheeled product line where favorable purchasing and warehousing variances in 2002 increased margins markedly over the depressed levels experienced during 2001 as a result of the close out of slow moving scooter inventory. The Company's basketball product line also experienced a 270 basis point improvement in year over year margins as a result of successful cost reduction programs. Pension charges added $1,072 of additional expense in 2002 as compared to 2001 expense.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $57,858, for the year ended December 31, 2002 were higher than the $47,607 experienced during the same period in 2001. The primary reason for the year over year increase in these expenses was the selling, general and administrative expenses added as a result of the acquisitions of Gen-X Sports Inc. and the McCalla Company. 2002 administrative pension expense increased by $2,214 over 2001 expense due to poor stock market performance and declining interest rates. Although less significant, additional reasons for the increased selling, general and administrative expenses include increased brand advertising and higher incentive based compensation. It is pertinent to note that 2001 selling, general and administrative expenses include a charge for the Kmart bankruptcy of $4,680.

Net Interest Expense

Net interest expense increased from $1,128 for the year ended December 31, 2001, to $1,688 in the current year. Borrowing costs to finance the acquisitions of Gen-X Sports Inc. and the McCalla Company as well as the increased working capital needs of these subsidiaries resulted in higher interest costs in 2002.

Comparison of the year ended December 31, 2001 to the year ended December 31, 2000

The Company recorded a net loss from continuing operations of $8,410, or $0.82 per common share, in 2001 compared to net earnings from continuing operations of $10,666, or $1.03 per common share in 2000. Earnings for 2001 included a pretax charge of $3,713 ($2,440 after tax), or $0.24 per common share, associated with the termination of Mexican manufacturing operations, reduction of staffing levels at Huffy Bicycle Company, and consolidation of the financial and information technology groups. On January 22, 2002, Kmart filed for reorganization under Chapter 11 of the U.S. Bankruptcy Court. The Company recorded a fourth quarter 2001 charge of $4,680 ($3,075 after tax), or $0.30 per common share, to reflect expected receivable losses from Kmart. Earnings for 2000 included a pretax charge of $714 ($446 after tax), or $0.05 per common share for reconfiguration of the bicycle business, and $702 ($438 after tax), or $0.04 per common share, for refinancing the Company. The net loss from continuing operations, excluding the reconfiguration, refinancing, and Kmart receivable charges was $2,895, or $0.28 per common share, in 2001 compared to 2000 net earnings of $11,550, or $1.12 per common share.

Net Sales

Net sales in 2001 were $331,138, a decrease of 32.1%, compared to net sales of $488,181 in 2000. The sales decrease was primarily attributable to lower sales of Micro™ scooters. The Company sold over $128,000 of scooters in 2000 and had only minimal scooter sales in 2001. The remaining decline in sales is primarily the result of a shift to opening price point products in the bicycle business. Basketball products experienced improved sales during 2001 up 7.5% over last year. Despite a strong fourth quarter, retail service revenue was down 6.2%.

Gross Profit

Consolidated gross profit for 2001 was $39,950, or 12.1% of net sales, down from $81,342, or 16.7% of net sales in 2000. A 217 basis point improvement in margins from retail services, ongoing cost reduction efforts company-wide, and aggressive foreign sourcing programs partially offset the effect of lower sales of high margin scooters in 2000.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $47,607, for 2001, include a charge for the Kmart bankruptcy of $4,680. Including this charge, current year expenses are 11.5% lower than those incurred in 2000. These lower expenses are attributable to reduced variable selling and marketing costs, as well as steps taken throughout 2001 to properly align SG&A expense with the revised operating structure.

Net Interest Expense

Net interest expense decreased from $8,428 in 2000 to $1,128 in 2001. The Company has been debt free, with cash invested since the first quarter of 2001. 2001 interest expense is primarily comprised of amortization of financing costs, letter of credit, and non-usage revolver fees.

Extraordinary Item

Net extraordinary charges of $1,573 ($998 after taxes) were recorded in 2000 from the early extinguishment of debt. Unamortized financing costs of $2,189 were offset by interest forgiven on the subordinated note of $404 and early repayment debt forgiveness of $212 on an economic development grant.

Acquisitions

On September 19, 2002, the Company acquired all of the stock of Gen-X Sports Inc. in exchange for $19,001 in cash and the issuance of 4,161,241 shares of Huffy Corporation's Class A common shares to the stockholders of Gen-X. The purchase price is subject to certain post-closing adjustments. Should Gen-X meet certain financial performance objectives, specified in the purchase agreement, and if there are no breaches of warranties and representations, up to 838,662 additional common shares may be issued to the Gen-X stockholders. In addition, the acquired companies immediately redeemed $4,970 of preferred stock and refinanced their existing bank debt. Included in the assets acquired are trademarks, patents and licensing agreements recorded at their fair values of $45,800, $1,285 and $940, respectively, as well as goodwill in the amount of $12,104. Gen-X is a designer, marketer and distributor of branded sports equipment, including action sports products, winter sports products and golf products, and is a purchaser and reseller of excess sporting goods and athletic footwear inventories.

On March 27, 2002, Huffy Service First acquired the stock of McCalla Company and its subsidiaries, Creative Retail Services Inc. and Creative Retail Services (Canada) Inc. ("McCalla") for $5,400, less $500 net cash acquired, subject to certain post-closing adjustments. A contingent purchase price payment was recorded for the McCalla acquisition of $1,645 in the fourth quarter of 2002. Payment of the performance-based payment is expected during the first quarter of 2003. Of the total purchase price, $6,521 was recorded as goodwill and $300 was recorded as a covenant not-to-compete. McCalla provides merchandising, including cycle and periodic product resets, stocking and sales training for a number of well-known manufacturers serving Home Depot, including, among others, Philips Lighting, Duracell, and Spectrum Brands.

Discontinued Operations

On November 3, 2000, the Company sold the stock of its Washington Inventory Service (WIS) subsidiary to WIS Acquisition Corp., a subsidiary of WIS Holdings Corp., for $84,750 subject to certain post-closing adjustments. Earnings from discontinued operations in 2000 were $7,976 ($4,537 after tax). The gain on disposal of discontinued operations was $36,863 ($20,781 after tax). The results for Washington Inventory Service have been classified as discontinued operations in the Consolidated Statements of Operations and Cash Flows for the year ended December 31, 2000.

During the year ended December 31, 2002, the Company recognized expenses of $9,185 ($5,970 after tax), including the pending Miranda case settlement, associated legal expenses and other contractually indemnified liabilities related to WIS. These expenses are included in the Consolidated Statements of Operations and Cash Flows as Loss from Discontinued Operations for the year ended December 31, 2002.

Liquidity and Capital Resources

On September 19, 2002, the Company amended its credit facility with its existing lender to incorporate Gen-X Sports Inc., into the agreement. The $75.0 million revolving credit facility is secured by all assets of the Company and its affiliates and will expire on December 31, 2004, with a 12-month renewal option. As of December 31, 2002, the Company had $10,517 of borrowing capacity on its revolving credit facility.

Pre-bankruptcy receivables from Kmart were sold during the second quarter of 2002. The cash recovery from this transaction was consistent with previously established reserves.

At December 31, 2002, inventory was valued at $41,847 ($20,636 for the Company excluding Gen-X) up from $12,483 at December 31, 2001. This increase is primarily the result of adding safety stock to protect our customers against inventory outages resulting from the West Coast dock strike. Accounts payable at December 31, 2002 are $65,519 ($48,542 excluding Gen-X) as compared to $31,161 at the end of 2001. This increase reflects higher incremental purchases to support higher sales volume as well as longer payment terms negotiated with our vendors.

At December 31, 2002, the Company valued its pension plans in accordance with SFAS Nos. 87 and 88. Due to record low interest rates and poor stock market performance, the value of the plan assets is now less than the accumulated benefit obligation, causing the Company to record an after tax charge to accumulated other comprehensive loss of $25,234.

The Company expects cash and cash equivalents, cash flow from operations and its revolving credit facility to be sufficient to finance seasonal working capital needs and capital expenditures throughout the coming year. The Company frequently reviews its credit and capital structure and makes adjustments as necessary.

CRITICAL ACCOUNTING POLICIES

Allowance For Doubtful Accounts

The Company evaluates the collectibility of its accounts receivable based upon an analysis of historical trends, aging of accounts receivable, write-off experience and expectations of future performance. Delinquent accounts are written off to selling, general and administrative expense when circumstances make further collection unlikely. In the event of a customer bankruptcy or reorganization, specific reserves are established to write down accounts receivable to the level of anticipated recovery. The Company may consult with third-party purchasers of bankruptcy receivables when establishing specific reserves. Non-specific reserves for doubtful accounts are based upon a historical bad debt write-off of approximately 0.2% of net sales. At December 31, 2002, a 0.1 percentage point change in bad debts as a percentage of net sales would impact the reserve for doubtful accounts by $373.

In January 2002, Kmart Corporation filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Pre-bankruptcy receivables from Kmart were sold during the second quarter 2002 and cash recovered was consistent with previously established reserves.

Inventory Valuations

Inventories are valued at cost (not in excess of market) determined by the first-in, first-out (FIFO) method. Management regularly reviews inventory for salability and establishes obsolescence reserves to absorb estimated losses. The Company also maintains reserves against inventory shrinkage. On an annual basis, the Company takes a physical inventory verifying the units on hand and comparing its perpetual records to physical counts. Periodic cycle counting procedures are used to verify inventory accuracy between physical inventories. In the interim periods, a reserve for shrinkage is established based upon historical experience and recent physical inventory results. Inventory obsolescence and shrinkage are charged to cost of sales.

Self-Insurance Reserves

The Company is self-insured for workers compensation, medical insurance and product liability claims up to certain maximum liability amounts. Medical insurance reserves are determined based upon historical expense experience and loss reporting trends. Workers compensation and product liability reserves are determined based upon actuarial analysis of historical trends of losses, settlements, litigation costs and other factors. The amounts accrued for self-insurance are based upon management's best estimate and the amounts the Company will ultimately disburse could differ from such accrued amounts. The majority of workers compensation, medical insurance and product liability expense are charged to cost of sales with the remainder charged to selling, general and administrative expense.

Environmental

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated. In developing its estimate of environmental remediation costs, the Company considers, among other things, currently available technological solutions, alternative cleanup methods, and risk-based assessments of the contamination and, as applicable, an estimation of its proportionate share of remediation costs. The Company may also make use of external consultants and consider, when available, estimates by other PRPs and governmental agencies and information regarding the financial viability of other PRPs. Based upon information currently available, the Company believes it is unlikely that it will incur substantial previously unanticipated costs as a result of failure by other PRPs to satisfy their responsibilities for remediation costs. The Company has recorded environmental accruals that, based upon the information available, are adequate to satisfy known remediation requirements.

Impact of Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations", (SFAS No. 143) which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal use of the asset.

SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. The liability is accreted at the end of each period through charges to operating expense. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain on settlement.

The Company is required and plans to adopt the provisions of SFAS No. 143 for the quarter ending March 31, 2003. To accomplish this, the Company must identify legal obligations for asset retirement obligations, if any, and determine the fair value of these obligations at the date of adoption. The determination of fair value is complex and will require the Company to gather market information and develop cash flow models. Additionally, the Company will be required to develop processes to track and monitor those obligations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections," ("SFAS No. 145"), which will be effective for the Company beginning January 1, 2003. SFAS No. 145 rescinds SFAS Nos. 4, 44, 64 and amends SFAS No. 13, "Accounting for Leases", to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which will be effective for the Company beginning January 1, 2003. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred unless the liability is for one-time termination benefits incurred over time. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Costs Associated with a Restructuring)."

The Company has assessed the impact of SFAS Nos. 143, 145 and 146, and estimates that the impact of these standards will not be material to the Company's financial condition, results of operations or liquidity.

In November 2002, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company is reviewing the provisions of this Interpretation relating to initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002, but does not expect it to have a material impact on the Company's financial statements. The disclosure requirements of the Interpretation, which are effective for the Company's year ended December 31, 2002, are included in footnotes 2 and 5 to the consolidated financial statements, which discuss contingent consideration relative to the Company's acquisitions of Gen-X Sports Inc. and the McCalla companies, as well as the Company's disclosures relative to its product warranty liability.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for employee stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in annual and interim financial statements about the method of accounting for stock-based compensation and its effect on reported results. The disclosure provisions of SFAS No. 148 are included in the accompanying Notes to Consolidated Financial Statements. The Company applies the principles of APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. See Note 8 to the consolidated financial statements.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by a business of variable interest entities in which it is the primary beneficiary. The Interpretation is effective immediately for certain disclosure requirements and variable interest entities created after January 31, 2003, and in fiscal 2004 for all other variable interest entities. The Company is reviewing the provisions of the Interpretation and complies with the disclosure requirements, but does not expect the Interpretation to have a material impact on the Company's financial statements.

Inflation

Inflation rates in the United States have not had a significant impact on the Company's operating results for the three years ended December 31, 2002. The impact on the Company is minimized as a result of rapid turnover of inventories and partially offset by cost reduction programs and increased operating efficiency.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

The Company is exposed to short-term interest rate risks and foreign currency exchange rate risks. In the normal course of business these risks are managed through a variety of strategies, including the use of a derivative financial instrument to hedge our underlying exposures. The Company does not use derivative instruments for trading purposes.

Interest Rate Risk

Interest rate risk arises primarily from variable rate borrowings in the United States and Canada. The Company has entered into an interest rate swap, which is recognized on the balance sheet at fair value. The Company has determined that the swap is effective; therefore, changes in the fair value of the swap are recorded on a quarterly basis as an adjustment to accumulated other comprehensive loss. The swap expires on April 4, 2004.

At December 31, 2002, a hypothetical 100 basis point increase in short-term interest rates would result in a reduction of $606 in earnings before income taxes. During 2001 and for the first eight months of 2002, the Company did not borrow against its variable rate credit facility.

Foreign Currency Exchange Risk

All subsidiaries of the Company, except Creative Retail Services (Canada) Inc., use the U.S. dollar as their functional currency. A small portion of the Company's sales, receivables, purchases and expenses are denominated in Euros, Australian dollars and the Canadian dollar. The Company also maintains bank accounts in Euros, Australian dollars and the Canadian dollar to facilitate international operations. At this time, the Company's exposure to currency exchange risk is not considered material.

Item 8. Financial Statements and Supplementary Data

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders,
Huffy Corporation:

We have audited the accompanying consolidated balance sheets of Huffy Corporation and subsidiaries (Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huffy Corporation and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Cincinnati, OH
January 31, 2003

HUFFY CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollar Amounts in Thousands, Except Share Data)

	2002	2001	2000
Product sales	$ 285,788	$ 252,109	$ 403,677
Service revenue	87,108	79,029	84,504
Net sales	372,896	331,138	488,181
Cost of products sold	228,707	223,914	333,071
Cost of services sold	77,842	67,274	73,768
Cost of sales	306,549	291,188	406,839
Gross profit	66,347	39,950	81,342
Selling, general and administrative expenses	57,858	47,607	53,763
Plant closure and manufacturing reconfiguration	--	3,713	714
Operating income (loss)	8,489	(11,370)	26,865
Other expense (income):			
Interest expense	1,973	1,761	8,629
Interest income	(285)	(633)	(201)
Other expense, net	1,636	303	1,342
Earnings (loss) before income taxes	5,165	(12,801)	17,095
Income tax expense (benefit)	573	(4,391)	6,429
Earnings (loss) from continuing operations	4,592	(8,410)	10,666
Discontinued operations:			
Income (loss) from discontinued operations	(5,970)	--	4,537
Gain on disposal of discontinued operations	--	--	20,781
Extraordinary loss	--	--	(998)
Net earnings (loss)	$ (1,378)	$ (8,410)	$ 34,986
Earnings (loss) per common share:			
Basic:			
Weighted average number of common shares	11,833,213	10,298,076	10,187,048
Earnings (loss) from continuing operations	$ 0.39	$ (0.82)	$ 1.05
Earnings (loss) from discontinued operations	(0.51)	--	2.48
Extraordinary loss	--	--	(0.10)
Net earnings (loss) per common share	$ (0.12)	$ (0.82)	$ 3.43
Diluted:			
Weighted average number of common shares	11,978,747	10,298,076	10,320,362
Earnings (loss) from continuing operations	$ 0.38	$ (0.82)	$ 1.03
Earnings (loss) from discontinued operations	(0.50)	--	2.45
Extraordinary loss	--	--	(0.09)
Net earnings (loss) per common share	$ (0.12)	$ (0.82)	$ 3.39

See accompanying notes to the consolidated financial statements.

HUFFY CORPORATION
CONSOLIDATED BALANCE SHEETS
(Dollar Amounts In Thousands)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets:		
Cash and cash equivalents	$ 5,419	$ 26,541
Accounts and notes receivable, net	92,850	48,934
Inventories, net	41,847	12,483
Deferred income tax assets	12,227	13,900
Prepaid expenses and other current assets	8,755	3,903
Net assets held for sale	5,480	--
Total current assets	166,578	105,761
Property, plant and equipment, at cost:		
Land and land improvements	120	182
Buildings and building improvements	1,741	3,399
Machinery and equipment	18,970	16,818
Office furniture, fixtures and equipment	17,498	16,348
Leasehold improvements	2,069	1,584
Construction in progress	933	989
	41,331	39,320
Less: Accumulated depreciation and amortization	30,191	30,053
Net property, plant and equipment	11,140	9,267
Excess of cost over net assets acquired, net	26,663	8,038
Intangible assets, net	48,112	--
Deferred income tax assets	22,484	1,906
Pension assets	574	15,267
Other assets	6,650	5,246
	$ 282,201	$ 145,485
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Notes payable	$ 54,069	$ --
Current installments of long-term obligations	5,258	--
Accounts payable	65,519	31,161
Accrued expenses:		
Salaries, wages and other compensation	6,854	4,363
Insurance	6,141	7,403
Environmental	879	6,959
Other	15,095	4,403
Total accrued expenses	28,969	23,128
Other current liabilities	8,090	7,096
Total current liabilities	161,905	61,385
Long-term obligations, less current installments	317	--
Pension liabilities	31,934	5,294
Postretirement benefits other than pension	9,340	9,570
Other long-term liabilities	6,958	3,634
Total liabilities	210,454	79,883
Shareholders' equity:		
Common stock	21,153	16,931
Additional paid-in capital	95,267	67,226
Retained earnings	73,769	75,147
Unearned stock compensation	(18)	--
Accumulated other comprehensive loss	(28,551)	(3,421)
Treasury shares, at cost	(89,873)	(90,281)
Total shareholders' equity	71,747	65,602
	$ 282,201	$ 145,485

See accompanying notes to the consolidated financial statements.

HUFFY CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollar Amounts in Thousands)

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net earnings (loss) from continuing operations	$ 4,592	$ (8,410)	$ 10,666
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	3,820	4,676	5,706
Gain on sale of property, plant and equipment	(525)	(4)	(3,446)
Write-down of certain property, plant and equipment	--	2,018	--
Extraordinary charge for the early extinguishment of debt	--	--	(998)
Deferred income taxes	(17,361)	1,323	18,943
Changes in assets and liabilities, excluding the effects of acquisitions:			
Accounts and notes receivable, net	(1,264)	30,877	(23,014)
Inventories	(5,487)	30,841	(19,970)
Prepaid expenses	(1,618)	(259)	1,101
Other assets	13,291	(9,475)	(1,941)
Accounts payable	3,760	3,146	(2,214)
Accrued expenses	(6,103)	(13,319)	(575)
Other current liabilities	1,224	(1,182)	937
Postretirement benefits other than pension	(230)	(137)	(4,196)
Other long-term liabilities	4,586	691	2,463
Other	--	--	(3)
Net cash provided by (used in) continuing operating activities	(1,315)	40,786	(16,541)
Discontinued operating activities:			
Gain on disposal from discontinued operations	--	--	20,781
Gain (loss) from discontinued operations	(5,970)	--	4,537
Non-cash items from discontinued operations	--	--	3,648
Cash provided by discontinued operations	--	--	31,936
Net cash provided by (used in) discontinued operating activities	(5,970)	--	60,902
Net cash provided by (used in) operating activities	(7,285)	40,786	44,361
CASH FLOWS FROM INVESTING ACTIVITIES:			
Capital expenditures	(3,144)	(2,553)	(2,510)
Proceeds from sale of property, plant and equipment	747	4	7,377
Gen-X acquisition	(19,001)	--	--
McCalla acquisition, net of cash acquired	(4,900)	--	--
Net cash provided by (used in) investing activities	(26,298)	(2,549)	4,867
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in short-term borrowings	54,069	(17,656)	(4,246)
Repayment of debt assumed in the Gen-X acquisition	(37,800)	--	--
Preferred shares redeemed	(4,970)	--	--
Issuance of long-term debt	673	--	--
Reduction of long-term debt	(250)	--	(60,467)
Issuance of common shares	739	1,626	485
Dividends paid	--	--	(856)
Net cash provided by (used in) financing activities	12,461	(16,030)	(65,084)
Net change in cash and cash equivalents	(21,122)	22,207	(15,856)
Cash and cash equivalents:			
Beginning of the period	26,541	4,334	20,190
End of the period	$ 5,419	$ 26,541	$ 4,334

See accompanying notes to the consolidated financial statements.

HUFFY CORPORATION
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(Dollar Amounts in Thousands)

	Total	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Stock Compensation	Accumulated Other Comprehensive Loss	Treasury Stock
Balance at December 31, 1999	$ 37,482	$ 16,667	$ 66,242	$ 48,571	$ --	$ (2,854)	$ (91,144)
Comprehensive income, net of tax:							
Net earnings	34,986			34,986			
Minimum pension liability adjustment, net of income tax expense of $205	178					178	
Total comprehensive income	35,164						
Issuance of 36,671 shares in connection with common stock plans	485	37	(38)				486
Balance at December 31, 2000	$ 73,131	$ 16,704	$ 66,204	$ 83,557	$ --	$ (2,676)	$ (90,658)
Comprehensive loss, net of tax:							
Net loss	(8,410)			(8,410)			
Minimum pension liability adjustment, net of income tax benefit of $194	(434)					(434)	
Unrealized loss on derivative instruments	(311)					(311)	
Total comprehensive loss	(9,155)						
Issuance of 227,129 shares in connection with common stock plans	1,626	227	1,022				377
Balance at December 31, 2001	$ 65,602	$ 16,931	$ 67,226	$ 75,147	$ --	$ (3,421)	$ (90,281)
Comprehensive loss, net of tax:							
Net loss	(1,378)			(1,378)			
Minimum pension liability adjustment, net of income tax benefit of $13,624	(25,234)					(25,234)	
Foreign currency translation Adjustment	1					1	
Unrealized loss on derivative instruments, net of income tax benefit of $126	103					103	
Total comprehensive loss	(26,508)						
Unearned stock compensation	(18)				(18)		
Issuance of 4,161,241 shares in connection with the acquisition of Gen-X Sports Inc.	31,932	4,161	27,771				
Issuance of 60,580 shares in connection with common stock plans	739	61	270				408
Balance at December 31, 2002	$ 71,747	$ 21,153	$ 95,267	$73,769	$ (18)	$ (28,551)	$ (89,873)

See accompanying notes to the consolidated financial statements.

Notes to Consolidated Financial Statements (in thousands, except for share data)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION - The consolidated financial statements include the accounts of Huffy Corporation and its subsidiaries. All intercompany transactions and balances have been eliminated. The accompanying statement of operations for the year ended December 31, 2002 includes the results of operations for Gen-X Sports Inc. for the period from September 19, 2002 to December 31, 2002 and McCalla Company for the period from March 27, 2002 to December 31, 2002.

RECLASSIFICATION - Certain prior year balances have been reclassified to conform with the 2002 presentation.

CASH AND CASH EQUIVALENTS - Cash equivalents consist principally of short-term money market instruments with original maturities of three months or less.

REVENUE RECOGNITION - The Company recognizes revenue on products when shipments occur or title passes to the customer. Revenue for retail services is recognized at the time the service is performed.

CONCENTRATIONS OF CREDIT RISK - Financial instruments that potentially expose the Company to concentrations of credit risk, as defined by Statement of Financial Accounting Standards (SFAS) No. 105, consist primarily of trade accounts receivable. In the normal course of business, Huffy extends credit to various companies in the retail industry where certain concentrations of credit risk exist. These concentrations of credit risk may be similarly affected by changes in economic or credit conditions and may, accordingly, impact Huffy's overall credit risk. Management believes that the Company's diversification of accounts receivable is sufficient to reduce potential market credit risk, and that the allowance for doubtful accounts is adequate to absorb estimated losses as of December 31, 2002. The allowance for doubtful accounts was $1,214 and $5,766 as of December 31, 2002 and 2001, respectively.

INVENTORIES - Inventories are valued at cost (not in excess of market) determined by the first-in, first-out (FIFO) method. Management periodically reviews inventory for salability and believes that the reserve for obsolescence at December 31, 2002 is adequate to absorb estimated losses.

PROPERTY, PLANT AND EQUIPMENT - Depreciation and amortization of plant and equipment is provided on the straight-line method.

Annual depreciation and amortization rates are as follows:

Land improvements	5 - 10%
Buildings and improvements	2-1/2 - 10%
Office furniture, fixtures, machinery and equipment	10 - 33-1/3%
Leasehold improvements	4-1/2 - 33-1/3%

ASSETS HELD FOR SALE - The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to discounted future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

The Company has classified $1,500 of land and $3,980 of buildings obtained in the Gen-X acquisition as net assets held for sale as of December 31, 2002. The assets are stated at estimated fair value, as determined by an independent appraisal. The property is currently being marketed for sale. Assets held for sale are included in the Sporting Goods segment.

PRODUCT LIABILITY – The Company maintains a reserve for product liability based upon expected settlement charges for pending claims and an estimate of unreported claims derived from experience, volume and product sales mix.

FREIGHT– The Company classifies outbound freight expense to customers as an adjustment to product sales revenue on the accompanying consolidated statements of operations. For the years ended December 31, 2002, 2001 and 2000, freight expense was $3,418, $2,633 and $2,301, respectively.

AMORTIZATION OF INTANGIBLES - The Company adopted the provisions of SFAS No. 141, "Business Combinations", and SFAS No. 142, "Goodwill and Other Intangible Assets", as of January 1, 2002. SFAS No. 141 addresses financial accounting and reporting for business combinations and requires the use of the purchase method of accounting for combinations initiated subsequent to June 30, 2001. SFAS No. 142 provides guidance for the financial accounting and reporting for goodwill and other intangible assets requiring that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires intangible assets with definite useful lives to be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 144.

On September 19, 2002, the Company acquired all of the common stock of Gen-X Sports Inc. and Gen-X Sports, Inc. and their subsidiaries in exchange for cash and the issuance of common stock of the Company. Included in the assets acquired are trademarks, patents and licensing agreements recorded at their fair values of $45,800, $1,285 and $940, respectively, as well as goodwill in the amount of $12,104. The fair values for these assets, excluding goodwill, were determined by an independent third-party appraiser. During the fourth quarter of 2002, goodwill was increased $1,332 for additional legal costs and other professional fees associated with the acquisition.

On March 27, 2002, the Company acquired 100% of the common stock of McCalla Company and its subsidiaries. The aggregate purchase price was $5,400 and was paid in cash. Of the total purchase consideration, $4,876 was allocated to goodwill and $300 to an agreement not to compete. During the fourth quarter of 2002, goodwill was increased $1,645 to record an earn-out payment owed at December 31, 2002 to the former owners of McCalla Company.

The Company has the following acquired intangible assets as of December 31, 2002, 2001 and 2000:

	2002		2001		2000	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Assets subject to amortization:						
Gen-X patents	$ 1,285	$ 49	$ --	$ --	$ --	$ --
Gen-X license agreements	940	119	--	--	--	--
McCalla covenant not to compete	300	45	--	--	--	--
Total assets subject to amortization	$ 2,525	$ 213	$ --	$ --	$ --	$ --
Assets not subject to amortization:						
Trademarks at Gen-X	$ 45,800	$ --	$ --	$ --	$ --	$ --
Goodwill recorded in connection with the Gen-X acquisition	12,104	--	--	--	--	--
Goodwill in the Huffy Bicycle business unit	8,824	2,380	8,824	2,380	8,824	1,744
Goodwill in Huffy Sports business unit	1,973	569	1,973	569	1,973	496
Goodwill recorded in connection with the McCalla acquisition	6,521	--	--	--	--	--
Goodwill in Huffy Service First business unit	478	288	478	288	478	271
Total assets not subject to amortization	$75,700	$3,237	$11,275	$3,237	$11,275	$2,511

The Company recorded amortization expense of $213 in 2002. The Company estimates that amortization expense will be $655, $570, $297, $228, $94 and $468 for each of the years ended December 31, 2003, 2004, 2005, 2006, 2007 and thereafter, respectively.

Prior to the adoption of SFAS No. 142, the Company amortized the excess of cost over net assets acquired on a straight-line basis over fifteen to forty years.

The Company's reporting units are tested annually during the fourth quarter for impairment.

The following table provides a summary of net income (loss) and related basic and diluted EPS information as reported, and as adjusted to exclude goodwill amortization, for the years ended December 31, 2001 and 2000.

	December 31, 2001	December 31, 2000
Reported net income (loss)	$ (8,410)	$ 34,986
Add back: Goodwill amortization	726	726
Adjusted net income (loss)	$ (7,684)	$ 35,712
Basic EPS		
Reported net income (loss)	$ (0.82)	$ 3.43
Adjusted net income (loss)	(0.75)	3.51
Diluted EPS		
Reported net income (loss)	$ (0.82)	$ 3.39
Adjusted net income (loss)	(0.75)	3.46

DISCLOSURES ABOUT THE FAIR VALUE OF FINANCIAL INSTRUMENTS - The carrying value of cash and cash equivalents, trade receivables, trade accounts payable, notes payable and accrued expenses approximates fair value due to the short maturity of these instruments.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES - In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment to SFAS No. 133", during 2002 and 2001, the Company recorded an adjustment, net of tax, of $103 and $(311), respectively, in accumulated other comprehensive loss to recognize at fair value an interest rate swap that is designated as a cash-flow hedging instrument. No other derivative instruments have been identified.

The interest rate swap is recognized on the balance sheet at fair value. The Company has determined that the swap is effective; therefore, changes in the fair value of the swap are recorded on a quarterly basis as an adjustment to accumulated other comprehensive loss. The swap expires on April 4, 2004.

EARNINGS (LOSS) PER COMMON SHARE - Basic earnings (loss) per share of common stock excludes any dilutive effects of stock options and is based upon the weighted average number of shares of common stock outstanding during the year. Diluted earnings (loss) per share are computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The dilutive effect of stock options is excluded from the diluted per share calculation, if the Company has a loss from continuing operations as the impact would be anti-dilutive.

USE OF ESTIMATES - Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

STOCK OPTION PLANS - Prior to January 1, 1996, the Company accounted for its stock option plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure required by SFAS No. 123. The Company records compensation cost for fixed awards with pro-rata vesting on a pro-rata basis over the vesting period.

At December 31, 2002, the Company has stock-based compensation plans which are described in Note 8. The Company applies the principles of APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan except for options issued below fair market value. The compensation cost that has been charged against income for options issued below fair market value and options issued to replace canceled options, was $119, $122 and $725, (after tax $106, $80 and $452) for the years ended December 31, 2002, 2001 and 2000, respectively. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net earnings (loss)			
As Reported	$ (1,378)	$ (8,410)	$ 34,986
Pro Forma	(2,031)	(9,297)	34,497
Diluted net earnings (loss) per common share:			
As Reported	$ (0.12)	$ (0.82)	$ 3.39
Pro Forma	(0.17)	(0.90)	3.34

REPORTING SEGMENTS – The Company is reporting its operations as two segments, Sporting Goods Products and Services to Retailers. Huffy Bicycle Company including Royce Union Bicycle Company and American Sports Design Company, Huffy Sports Company, and Gen-X Sports Inc., comprise the Sporting Goods Products segment. The Services to Retailers segment is comprised of the McCalla Companies and Huffy Service First, Inc. The change from a single segment is a result of a shift in the product mix of Huffy Service First, Inc. toward assembly services not directly related to the sporting goods industry, as well as the acquisition of the McCalla Company and its subsidiaries and the Gen-X Sports Inc. business.

The Sporting Goods Products segment includes wheeled recreational products, basketball backboards, basketballs and other balls, golf clubs and accessories, snowboards and accessories, hockey equipment and apparel, snow skis and accessories, in-line skates, roller blades, other action sports accessories and the excess/opportunity inventory products. Services to Retailers include, assembly and repair of bicycles, assembly of grills, physical fitness equipment, and furniture, assembly and repair of outdoor power equipment, and merchandising services.

NOTE 2. ACQUISITIONS

On September 19, 2002, the Company acquired all of the stock of Gen-X Sports Inc. and Gen-X Sports, Inc. and their subsidiaries in exchange for $19,001 in cash and the issuance of 4,161,241 shares of Huffy Corporation's Class A common shares to the stockholders of Gen-X. The $7.687 per share value of the Class A common shares issued was determined based upon the average market price of Huffy Corporation's common shares over the two day period before and after the terms of the acquisition were agreed to and announced. The purchase price is subject to certain post-closing adjustments. Should Gen-X meet certain financial performance objectives, specified in the purchase agreement, and if there are no breaches of warranties and representations, up to 838,662 additional common shares may be issued to the Gen-X stockholders. In addition, the acquired companies immediately redeemed $4,970 of preferred stock at face value and refinanced their existing bank debt. Included in the assets acquired are trademarks, patents and licensing agreements recorded at their fair values of $45,800, $1,285 and $940, respectively, as well as goodwill in the amount of $12,104. Gen-X is a designer, marketer and distributor of branded sports equipment, including action sports products, winter sports products and golf products, and is a purchaser and reseller of excess sporting goods and athletic footwear inventories. The Company believes that the combination of Huffy and Gen-X will create a stronger, more competitive sporting goods company capable of achieving greater financial strength, earnings power, operational efficiency and growth potential than either company would on its own. It will also broaden each company's brand portfolios and sporting goods product offerings and will broaden and diversify the customer base. Finally, the combination has the potential to decrease seasonal fluctuations in sales and earnings.

The table below presents unaudited pro forma condensed combining statements of operations from the Company and Gen-X Sports Inc. for the years ended December 31, 2002 and 2001. The unaudited pro forma condensed combining statements of operations are presented as if the merger had occurred on January 1, 2002 and January 1, 2001, respectively.

Huffy Corporation, Gen-X Sports Inc. and Gen-X Sports, Inc.
Summary Unaudited Pro Forma Condensed Combining Statement of Operations
(Dollar amounts in thousands, except per share data)

	Pro Forma Year Ended December 31, 2002		Pro Forma Year Ended December 31, 2001	
	Huffy Corporation	Pro Forma Combined	Huffy Corporation	Pro Forma Combined
Net sales	$ 372,896	$ 466,540	$ 331,138	$ 438,606
Earnings from continuing operations	4,592	6,318	(8,410)	(4,094)
Earnings from continuing operations per common share				
Basic	$ 0.44	$ 0.43	$ (0.82)	$ (0.27)
Diluted	$ 0.43	$ 0.43	$ (0.82)	$ (0.27)
Shares used in calculation of earnings per share				
Basic	10,446,133	14,607,374	10,298,076	14,459,317
Diluted	10,591,667	14,752,908	10,298,076	14,459,317

The following table summarized the estimated fair value of the assets acquired and the liabilities assumed at the date of acquisition.

	September 19, 2002
Accounts receivable	$ 41,531
Inventories	23,877
Prepaid expense	3,234
Property, plant and equipment	7,979
Intangible assets	48,025
Goodwill	12,104
Other assets	1,544
Total assets acquired	138,294
Accounts payable	30,441
Accrued liabilities	8,998
Debt Obligations	42,952
Total liabilities assumed	82,391
Net assets acquired	$ 55,903

Of the $48,025 of acquired intangible assets, $45,800 was assigned to registered trademarks that are not subject to amortization. The remaining $2,225 of acquired intangible assets have weighted-average useful lives of approximately seven years. The intangible assets that make up that amount include patents of $1,285, (approximately ten-year weighted-average useful lives), and license agreements of $940, (approximately two-year weighted-average useful lives). During the fourth quarter of 2002, goodwill was increased $1,332 for additional legal costs and other professional fees associated with the acquisition.

On March 27, 2002, Huffy Service First acquired the stock of McCalla Company and its subsidiaries, Creative Retail Services and Creative Retail Services (Canada) Inc., ("McCalla") for $5,400, less $500 net cash acquired, subject to certain post-closing adjustments. Of the total purchase price, $4,876 was recorded as goodwill and $300 was recorded as a covenant not-to-compete. McCalla provides merchandising, including cycle and periodic product resets, stocking and sales training for a number of well-known manufacturers serving Home Depot, including, among others, Philips Lighting, Duracell and Spectrum Brands. The purchase agreement calls for an annual earn-out payment for 2002 and 2003 results in excess of contractual projections. The 2003 payment for 2002 results is expected to be $1,645, and is recorded as an addition to goodwill and an accrued liability in the accompanying 2002 consolidated balance sheet.

Both of these acquisitions were accounted for on the purchase method of accounting in accordance with SFAS No. 141.

NOTE 3. SUPPLEMENTAL CASH FLOW INFORMATION

	2002	2001	2000
Cash paid (received) during the period for:			
Interest	$ 1,645	$ 845	$ 14,145
Taxes	(8,229)	1,532	4,646
Details of acquisitions:			
Fair value of assets acquired	138,294	--	--
Liabilities assumed	82,391	--	--
Net assets acquired	55,903	--	--
Less: common shares issued	31,932	--	--
Less: preferred shares redeemed	4,970	--	--
Cash paid for Gen-X common shares	19,001	--	--
Cash paid for McCalla acquisition	5,400	--	--
Less: cash acquired	500	--	--
Net cash paid for McCalla acquisition	4,900	--	--
Net cash paid for acquisitions	$ 23,901	$ --	$ --

NOTE 4. INVENTORIES

The components of inventories are as follows:

	2002	2001
Finished goods	$ 36,104	$ 10,768
Work-in-process	147	105
Raw materials and supplies	5,596	1,610
	$ 41,847	$ 12,483

NOTE 5. CLAIMS AND ALLOWANCES

The Company's policy is to fully reserve for claims that have been or may be incurred on all products that have been shipped. The reserves are calculated based on claims that have been submitted but not settled. The calculation also considers anticipated claims based upon historical performance. Some major retailers have chosen to manage the warranty process in exchange for a claims allowance based on sales volume. The portion of the reserve related to retailer claims allowances is netted against accounts receivable while the balance of the reserve is classified as an accrued liability on the balance sheet. Additions to the reserve are treated as a deduction from net sales if they related to a negotiated claim allowance and as selling, general and administrative costs if they related to a general warranty expense.

The following is a roll-forward of the Company's claims and allowance activity for 2002:

	Retailer Claims Allowances	General Warranty	Total
Beginning balance December 31, 2001	$ 499	$ 89	$ 588
Additions to reserves	463	2,785	3,248
Settled claims	(160)	(2,731)	(2,891)
Ending balance December 31, 2002	$ 802	$ 143	$ 945

NOTE 6. LINES OF CREDIT AND LONG-TERM OBLIGATIONS

In January 2000, the Company signed a $170 million, 18-month borrowing facility secured by all of the assets of the Company. The facility consisted of $40 million of senior term debt, $30 million of subordinated debt, and a $100 million revolving credit facility. In November 2000, the senior term debt and subordinated debt were repaid.

In September 2002, the Company entered into an Amended and Restated Loan and Security Agreement with Congress Financial Corporation (Central), which has subsequently been amended. The amended $75 million revolving credit facility is secured by all assets of the Company and its affiliates and will expire on December 31, 2004, with a 12-month renewal option. The interest rate under the revolving credit facility varies, based upon excess availability, from the prime rate to prime rate plus .25%, or London Interbank Offering Rate (LIBOR) plus 1.75% to LIBOR plus 2.75%. The revolving credit facility contains covenants, which require the Company to maintain a minimum of $50,000 of net worth, restrict certain business activities, including the payment of dividends and limit capital expenditures. As of December 31, 2002, the Company is in compliance with these covenants. The Company assumed three long-term obligations in the Gen-X acquisition with a combined outstanding balance of $5,153. The mortgage loan assumed in the Gen-X acquisition is secured by net assets held for sale as described in Note 1. Sale proceeds from the disposal of this property would be used to retire the unpaid balance on the mortgage.

	2002	2001
SHORT-TERM BORROWINGS:		
Revolving credit facility	$ 54,069	$ --
Maximum borrowings	62,543	N/A
Average borrowings	55,881	N/A
Weighted average interest rate	5.00%	N/A
LONG-TERM OBLIGATIONS:		
6% Term loan due July 2003	$ 326	$ --
Mortgage loan due monthly	4,744	--
Capital lease due monthly through 2005	505	--
	5,575	--
Less: current installments	5,258	--
	$ 317	$ --

Prior to the acquisition of Gen-X on September 19, 2002, the Company had been debt free, with cash invested since the first quarter of 2001. Interest expense in 2001 was primarily comprised of amortization of financing costs, letters of credit and revolver non-usage fees.

Principal payments required on the long-term obligations for 2004 and 2005, are approximately, $223 and $94, respectively.

As of December 31, 2002, the revolving credit facility had $10,517 of borrowing capacity. Management believes that the available balance on the amended credit facility and internally generated cash flows will be sufficient to finance the Company's seasonal working capital and capital expenditure needs in the coming year.

Assets which are leased subject to capital leases include computer and office equipment with a cost of $673 and accumulated depreciation of $171 at December 31, 2002.

NOTE 7. PREFERRED STOCK

Under the Company's Amended Articles of Incorporation, there are 1,000,000 authorized, unissued shares of Cumulative Preferred Stock, $1.00 par value. Subject to certain limitations, the Articles provide that the Board of Directors may fix the conditions of each series of Preferred Stock.

The Company entered into a Rights Agreement with its transfer agent in 1988, as amended in 1991, 1994 and 2002, and the Board of Directors declared a dividend of one Preferred Share Purchase Right for each outstanding share of the Company's Common Stock. Upon the occurrence of certain events, Preferred Share Purchase Rights entitle the holder to purchase at a price of $60.00, one one-hundredth of a share of Series C Cumulative Preferred Stock, subject to adjustment. The Rights become exercisable only if a person or group acquires 15% or more of the Company's Common Stock, or announces a tender offer for 15% or more of the Common Stock. Under certain circumstances all Rights holders, except the person or group holding 15% or more of the Company's Common Stock, will be entitled to purchase a number of shares of the Company's Common Stock having a market value of twice the Right's current exercise price. Alternately, if the Company is acquired in a merger or other business combination, after the Rights become exercisable, the Rights will entitle the holder to buy a number of the acquiring Company's common shares having a market value at that time of twice each Right's current exercise price.

Further, after a person or group acquires 15% or more (but less than 50%) of the Company's outstanding Common Stock, the Company's Board of Directors may exchange part or all of the Rights (other than the Rights held by the acquiring person or group) for shares of Common Stock. The Rights expire December 9, 2004 and may be redeemed by the Company for $0.01 per Right at any time prior to the acquisition by a person or group of 15% or more of the Company's Common Stock.

NOTE 8. COMMON STOCK AND COMMON STOCK PLANS

Under the Company's Amended Articles of Incorporation, there are 60,000,000 authorized shares of Common Stock, $1.00 par value, 21,153,290 shares are issued and 14,637,809 are outstanding as of December 31, 2002.

At December 31, 2002, the Company has stock-based compensation plans which are described below. The Company applies the principles of APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan except for options issued below fair market value. The compensation cost that has been charged against income for options issued below fair market value and options issued to replace canceled options, was $119, $122, and $725, (after tax $106, $80, and $452) for the years ended December 31, 2002, 2001 and 2000, respectively. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net earnings (loss) and earnings (loss) per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
Net earnings (loss)			
As Reported	$ (1,378)	$ (8,410)	$ 34,986
Pro Forma	(2,031)	(9,297)	34,497
Diluted net earnings (loss) per common share:			
As Reported	$ (0.12)	$ (0.82)	$ 3.39
Pro Forma	(0.17)	(0.90)	3.34

	2002 Number of Shares	2002 Weighted-Average Exercise Price	2001 Number of Shares	2001 Weighted-Average Exercise Price	2000 Number of Shares	2000 Weighted-Average Exercise Price
1998 NON-QUALIFIED PLAN						
Outstanding at January 1	477,450	$ 8.74	353,825	$ 10.13	350,950	$ 12.33
Granted at fair value	385,250	7.05	161,250	6.37	142,500	6.79
Granted below fair value	--	--	--	--	--	--
Forfeited	(67,313)	10.41	(35,000)	12.00	(139,375)	12.28
Exercised	(16,249)	6.23	(2,625)	6.20	(250)	8.50
Outstanding	779,138	$ 7.81	477,450	$ 8.74	353,825	$ 10.13
Exercisable	222,520	$ 10.16	170,549	$ 11.49	101,288	$ 13.37
Weighted-average fair value of options granted during the period;						
Issued at fair value on grant date		$ 4.03		$ 3.34		$ 3.10
Issued below fair value on grant date		--		--		--
1998 QUALIFIED PLANS						
Outstanding at January 1	460,843	$ 6.08	314,558	$ 5.92	294,875	$ 15.22
Granted at fair value	203,000	6.89	190,495	5.72	237,160	4.23
Granted below fair value	22,960	1.00	--	--	--	--
Forfeited	--	--	--	--	(204,500)	17.46
Exercised	(21,530)	1.29	(44,210)	3.35	(12,977)	4.51
Outstanding	665,273	$ 6.31	460,843	$ 6.08	314,558	$ 5.92
Exercisable	336,023	$ 5.82	287,093	$ 5.68	196,389	$ 4.93
Weighted-average fair value of options granted during the period;						
Issued at fair value on grant date		$ --		$ 3.01		$ 1.84
Issued below fair value on grant date		7.60		--		--
1988 PLAN						
Outstanding at January 1	440,753	$ 13.36	825,477	$ 12.42	1,055,888	$ 12.67
Granted at fair value	--	--	--	--	--	--
Granted below fair value	--	--	--	--	--	--
Forfeited	(81,262)	14.15	(299,724)	14.30	(211,723)	14.04
Exercised	--	--	(85,000)	1.00	(18,688)	8.34
Outstanding	359,491	$ 13.18	440,753	$ 13.36	825,477	$ 12.42
Exercisable	359,491	$ 13.18	437,003	$ 13.34	790,186	$ 12.33
Weighted-average fair value of options granted during the period;						
Issued at fair value on grant date		$ --		$ --		$ --
Issued below fair value on grant date		--		--		--
1987 DIRECTOR STOCK OPTION PLAN						
Outstanding at January 1	132,046	$ 13.39	188,913	$ 13.43	189,612	$ 13.38
Granted at fair value	--	--	--	--	--	--
Granted below fair value	--	--	--	--	--	--
Forfeited	--	--	(56,250)	13.67	--	--
Exercised	(10,273)	1.00	(617)	0.67	(699)	0.67
Outstanding	121,773	$ 14.44	132,046	$ 13.39	188,913	$ 13.43
Exercisable	121,773	$ 14.44	132,046	$ 13.39	188,913	$ 13.43
Weighted-average fair value of options granted during the period;						
Issued at fair value on grant date		$ --		$ --		$ --
Issued below fair value on grant date		--		--		--

	Range of Exercise Price	Options Outstanding Number Outstanding at 12/31/02	Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable Number Exercisable at 12/31/02	Weighted Average Exercise Price
1998 Non-Qualified Plans	$4 to 6	5,000	6.1 years	$ 5.55	2,000	$ 5.44
	6 to 8	668,188	8.8 years	6.74	123,820	6.33
	8 to 10	12,000	7.0 years	8.77	4,250	8.69
	10 to 12	4,000	6.3 years	11.39	3,500	11.54
	12 to 14	2,000	6.6 years	14.00	1,500	14.00
	14 to 16	65,200	5.8 years	15.01	65,200	15.01
	16 to 18	19,750	5.4 years	17.21	19,250	17.23
	18 to 20	3,000	5.5 years	19.19	3,000	19.19
1998 Qualified Plans	$0 to 2	109,273	7.7 years	$ 1.00	109,273	$ 1.00
	2 to 6	15,000	7.2 years	4.75	12,500	4.50
	6 to 8	467,000	7.7 years	6.47	147,750	6.10
	8 to 10	12,000	8.3 years	8.79	12,000	8.79
	10 to 14	46,000	6.2 years	13.66	38,500	13.62
	14 to 17	16,000	5.3 years	16.25	16,000	16.25
1988 Plan	$10 to 12	149,082	3.4 years	$ 11.16	149,082	$ 11.16
	12 to 14	63,400	3.8 years	13.62	63,400	13.62
	14 to 16	126,255	4.1 years	14.38	126,255	14.38
	16 to 19	20,754	0.9 years	19.00	20,754	19.00
1987 Director Option Plan	$0 to 2	9,273	2.9 years	$ 1.00	9,273	$ 1.00
	2 to 14	50,625	4.3 years	13.00	50,625	13.00
	14 to 18	61,875	1.3 years	17.63	61,875	17.63

The Company has fixed option plans, which include the 1998 Qualified Plans, the 1998 Key Employee Non-Qualified Plan, the 1988 Stock Option Plan and Restricted Share Plan, and the 1987 Director Stock Option Plan. The 1998 Qualified Plans consist of the 1998 Director Stock Incentive Plan, the 1998 Key Employee Stock Plan and the 1998 Restricted Share Plan.

The 1998 Non-Qualified Plan, the 1998 Key Employee Stock Plan, and the 1988 Stock Option Plan and Restricted Share Plan authorize the issuance of non-qualified stock options, restricted shares, incentive stock options (except under the 1998 Key Employee Non-Qualified Stock Plan), and stock appreciation rights, although no incentive stock options or stock appreciation rights have been issued. The exercise price of each non-qualified stock option, granted under the plan, equals the market price of the Company's stock on the date of the grant. The options maximum term ranges from four to ten years. Options vest at the end of the first through fourth years.

The 1998 Director Stock Incentive Plan authorizes an automatic issuance of restricted shares to non-employee Directors, which vest at the next Annual Meeting of Shareholders. The 1987 Director Stock Option Plan authorized the automatic issuance of non-qualified stock options to non-employee Directors. Under both plans, Directors can elect to receive discounted stock options in lieu of all or part of the annual retainer fee. Such shares cannot include stock appreciation rights. Under the 1998 Director Stock Incentive Plan, options vest at the end of six months. Under the 1987 Director Stock Option Plan, options vest at the end of the third, fourth and fifth years.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively; expected volatility of 50.3% in 2002, 43.3% in 2001, 42.2% in 2000; risk-free interest rates from 3.00% to 6.80% for all plans and years; and expected lives from 3.93 to 8.83 years.

The 1989 Employee Stock Purchase Plan, as amended, authorizes the offering and sale to employees of up to 975,000 shares of the Company's common stock at a price approximately 90% of the closing price of the common stock on the offering date. Under the plan, the Company sold 9,516 and 5,167 shares, to employees in 2001 and 2000, respectively. At December 31, 2002, rights to purchase approximately 60,000 shares were outstanding under this plan at an exercise price of $6.30 per share and 498,360 additional shares were available for issuance.

Under SFAS No. 123, as amended by SFAS No. 148, compensation cost is recognized for the fair value of the employee's purchase rights, which was estimated using the Black-Scholes model with the following assumptions for 2002, 2001 and 2000, respectively: an expected life of one year for all years; a risk-free interest rate of 3.0% for 2002 grants, 6.1% for 2001 grants and 5.2% for 2000 grants, and expected volatility of 50.3% in 2002, 43.3% in 2001 and 42.2% in 2000. The weighted-average fair value of those purchase rights granted in 2002, 2001 and 2000 was $1.13, $1.22 and $1.72, respectively.

NOTE 9. EARNINGS PER SHARE

	Income (Numerator)	Shares (Denominator)	Per Share Amount
DECEMBER 31, 2002			
BASIC EPS			
Net earnings available to common shareholders	$ (1,378)	11,833,213	$ (0.12)
EFFECT OF DILUTIVE SECURITIES			
Stock options	--	145,535	
DILUTED EPS			
Net earnings available to common shareholders and assumed conversions	$ (1,378)	11,978,747	$ (0.12)
DECEMBER 31, 2001			
BASIC EPS			
Net earnings available to common shareholders	$ (8,410)	10,298,076	$ (0.82)
EFFECT OF DILUTIVE SECURITIES			
Stock options	--	--	
DILUTED EPS			
Net earnings available to common shareholders and assumed conversions	$ (8,410)	10,298,076	$ (0.82)
DECEMBER 31, 2000			
BASIC EPS			
Net earnings available to common shareholders	$ 34,986	10,187,048	$ 3.43
EFFECT OF DILUTIVE SECURITIES			
Stock options	--	133,314	
DILUTED EPS			
Net earnings available to common shareholders and assumed conversions	$ 34,986	10,320,362	$ 3.39

Options to purchase 814,509, 1,026,691 and 1,276,776 shares of common stock were outstanding in 2002, 2001 and 2000, respectively, but were not included in the computation of diluted EPS because the options' exercise price was greater than the average market price of the common shares.

NOTE 10. BENEFIT PLANS

The Company sponsors defined benefit pension plans covering certain salaried and hourly employees. Benefits to salaried employees are based upon the highest three consecutive years of earnings out of their last ten years of service; benefits to hourly workers are based upon their years of credited service. Contributions to the plans reflect benefits attributed to employees' service to-date and also to services expected to be provided in the future. Plan assets consist primarily of common and preferred stocks, common stock index funds, investment grade corporate bonds, and U.S. government obligations.

In addition to the Company's defined benefit pension plans, the Company sponsors several defined benefit health care and life insurance plans that provide postretirement medical, dental, and life insurance benefits to full-time employees who meet minimum age and service requirements. The plans are contributory, with retiree contributions adjusted annually, and contain other cost-sharing features such as deductibles and coinsurance. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

The Company also sponsors a deferred compensation plan for the benefit of highly compensated management employees. The eligible employees make contributions to the plan and receive postretirement benefits based upon a stated rate of return on those contributions. The Company's policy is to fund the cost of the benefits in amounts determined at the discretion of management.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	2002	2001
One-Percentage-Point Increase		
Effect on total service and interest cost components	$ 16	$ 17
Effect on postretirement benefit obligations	243	261
One-Percentage-Point Decrease		
Effect on total service and interest cost components	$ (15)	$ (16)
Effect on postretirement benefit obligations	(222)	(238)

The Company maintains defined contribution retirement plans covering its eligible employees. The purpose of these defined contribution plans is generally to provide additional financial security during retirement by providing employees with an incentive to make regular savings. The Company's contributions to the plans are based on employee contributions and were $1,128, $871 and $544, for the years ended December 31, 2002, 2001 and 2000, respectively.

The following tables sets forth the plans' funded status and amounts recognized in the Company's Consolidated Statements of Operations of as December 31, 2002 and 2001:

	Pension Plans		Health Care & Life Insurance Plans		Deferred Compensation Plan	
	2002	2001	2002	2001	2002	2001
Change in benefit obligations:						
Benefit obligation at beginning of year	$ 81,302	$ 77,995	$ 4,077	$ 3,667	$ 6,546	$ 6,971
Service cost	1,134	1,144	—	2	—	—
Interest cost	6,358	5,885	276	286	443	544
Plan participant contributions	—	—	80	85	—	—
Amendments	873	(315)	(538)	—	—	—
Actuarial loss	14,280	2,521	510	655	264	(624)
Disbursements	(5,341)	(5,928)	(610)	(618)	(443)	(345)
Curtailments	(770)	—	—	—	—	—
Settlements	—	—	—	—	—	—
Benefit obligation at end of period	97,836	81,302	3,795	4,077	6,810	6,546
Change in plan assets:						
Fair value of plan assets at beginning of year	73,220	79,760	—	—	—	—
Actual return on plan assets	(7,230)	(4,837)	—	—	—	—
Employer contribution	477	4,225	530	533	443	345
Plan participant contribution	—	—	80	85	—	—
Disbursements	(5,341)	(5,928)	(610)	(618)	(443)	(345)
Settlements	—	—	—	—	—	—
Fair value of plan assets at end of year	61,126	73,220	—	—	—	—
Funded status	(36,710)	(8,082)	(3,795)	(4,077)	(6,810)	(6,546)
Unrecognized net actuarial loss	46,298	20,846	(452)	(983)	2,215	2,035
Unrecognized prior service cost	802	519	(497)	—	—	—
Unrecognized initial net asset	(441)	(552)	—	—	—	—
Net amount recognized	9,949	12,731	(4,744)	(5,060)	(4,595)	(4,511)
Amounts recognized in the balance sheets consist of:						
Prepaid benefit cost	—	15,267	—	—	—	—
Accrued benefit liability	(32,786)	(5,912)	(4,744)	(5,060)	(4,595)	(4,511)
Intangible asset	853	352	N/A	N/A	N/A	N/A
Accumulated other comprehensive income	41,882	3,024	N/A	N/A	N/A	N/A
Net amount recognized	$ 9,949	$ 12,731	$ (4,744)	$ (5,060)	$ (4,595)	$ (4,511)
Weighted-average assumption:						
Discount rate	6.75%	7.625%	6.75%	7.625%	6.75%	7.625%
Expected return on plan assets	9.0/9.50%	9.50%	N/A	N/A	N/A	N/A
Rate of compensation increase	Age-Graded	Age-Graded	N/A	N/A	N/A	N/A

A discount rate of 7.625% and an excepted return on plan asset rate of 9.50% were used for the period January 1, 2002 through September 30, 2002. A discount rate of 7.250% and an excepted return on plan asset rate of 9.00% were used for the period October 1, 2002 through December 31, 2002.

	Pension Benefits		Other Benefits	
	2002	2001	2002	2001
Weighted-average assumptions used for December 31 disclosure calculations:				
Discount rate	6.750%	7.625%	6.750%	7.625%
Rate of compensation increase	Age-Graded	Age-Graded	N/A	N/A

For measurement purposes, an 8.00% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2003, and assumed to decrease gradually to 5.50% for 2006 and thereafter.

The following table sets forth the plans' funded status and amounts recognized in the Company's Consolidated Statements of Operations as of December 31, 2002, 2001 and 2000:

	Pension Plans		Health Care & Life Insurance Plans		Deferred Compensation Plan	
	2002	2001	2002	2001	2002	2001
Components of net periodic benefit cost:						
Service cost	$1,134	$ 1,144	$ --	$ 2	$ --	$ --
Interest cost	6,358	5,885	276	286	443	544
Expected return on plan assets	(6,513)	(7,387)	--	--	--	--
Amortization of prior service cost	207	80	(41)	--	--	--
Amortization of initial net asset	(111)	(111)	--	--	--	--
Recognized net actuarial loss (gain)	1,801	302	(21)	(171)	85	79
Settlement loss (gain)	--	--	--	--	--	--
Curtailment gain	384	--	--	--	--	--
Net periodic benefit cost (income)	$ 3,260	$ (87)	$214	$ 117	$528	$ 623

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $97,836, $93,891, and $61,126 respectively, as of December 31, 2002, and $6,961, $6,914, and $1,003 respectively, as of December 31, 2001.

NOTE 11. INCOME TAXES

The provisions for federal and state income taxes attributable to income from continuing operations consist of:

	2002	2001	2000
Current tax expense (benefit):			
Federal	$ (69)	$ (4,950)	$ 723
State	16	(942)	560
Foreign	489	71	181
	436	(5,821)	1,464
Deferred tax expense			
Federal	(66)	1,430	4,965
Foreign	203	--	--
	137	1,430	4,965
Total tax expense (benefit)	$ 573	$ (4,391)	$ 6,429

Certain foreign operations of the Company are subject to United States as well as foreign income tax regulations. Therefore, the preceding sources of income (loss) before income taxes by location and the provision (benefit) for income taxes by taxing jurisdiction are not directly related. These earnings are considered to be indefinitely invested, and accordingly, no United States federal or state income taxes have been provided on these earnings. Determination of the amount of unrecognized deferred taxes on these earnings is not practical, however, unrecognized foreign tax credits would be available to reduce a portion of the tax liability.

	2002	2001	2000
Earnings (loss) before income taxes from continuing operations	$ 5,165	$ (12,801)	$ 17,095
Tax provision (benefit) computed at statutory rate	1,808	(4,480)	5,983
Increase (reduction) in taxes due to:			
Impact of foreign losses for which a current tax benefit is not available	272	71	181
State income taxes (net of federal tax benefit)	10	(612)	364
Intangible amortization	16	8	8
Foreign sales corporation/ EIE benefit	(105)	(140)	(155)
Life insurance	1	(104)	(41)
Non-deductible meals and entertainment	116	120	135
Tax credits	(271)	(71)	(120)
Change in prior year income tax estimate	--	662	--
Miscellaneous	(127)	155	74
Impact of foreign tax rates	(1,147)	--	--
Actual tax provision (benefit)	$ 573	$ (4,391)	$ 6,429

The components of the net deferred tax asset as of December 31, 2002 and 2001 were as follows:

	2002	2001
DEFERRED TAX ASSETS:		
Allowance for doubtful accounts	$ 363	$ 2,018
Inventory, principally due to additional cost inventoried for tax purposes	333	1,270
Intangibles	(501)	--
Property, plant, and equipment	(142)	405
Workers' compensation	1,138	1,417
Product liability	953	1,085
Deferred compensation	2,713	2,791
Accrued vacation	133	30
Incurred, but not reported	216	322
Pension liability	11,938	(2,661)
Postretirement benefits other than pensions	1,476	1,506
Environmental reserves	1,063	2,436
Severance reserves	28	110
Promotional allowances	1,137	1,535
Legal reserve	3,027	--
Net operating loss carry forward and tax credits	15,355	3,450
Other liabilities and reserves	1,925	92
Gross deferred tax assets	41,155	15,806
Valuation allowance	(6,444)	--
Total deferred tax assets	34,711	15,806
DEFERRED TAX LIABILITIES:		
Other deferred liabilities	--	--
Total deferred tax liabilities	--	--
Net deferred tax asset	$ 34,711	$ 15,806

Net operating losses of $38,818 expire on varying dates between 2017 and 2022. Foreign operating losses of $1,907 expire in 2007. State net operating losses of $415 expire on varying dates between 2004 and 2022. Tax credits of $880 expire through varying dates between 2003 and 2017.

The valuation allowance for deferred tax assets as of December 31, 2002 and 2001 were $6,444 and $0, respectively. The valuation allowance changed for the period ended December 31, 2002 by $6,444 related to deferred tax assets acquired in the Gen-X acquisition. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income of approximately $38,818 prior to the expiration of the net operating loss carry-forwards in 2022. Based upon the level of historical taxable income and projections for future taxable income over the periods, which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2002. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. To the extent that the amount of the deferred tax asset realized differs from these estimates and the deferred tax asset was acquired in the Gen-X Sports acquisition, adjustments to the valuation allowance will be reflected as a change in goodwill.

The Company and its domestic subsidiaries file a consolidated U.S. federal income tax return. Such returns have been audited or settled through the year 1996.

NOTE 12. CREDIT CONCENTRATION

Kmart is the Company's largest customer comprising 23% of consolidated net sales in 2002 down from 38% and 28% in 2001 and 2000, respectively. In January 2002, Kmart Corporation filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Wal-Mart, the Company's next largest customer made up 20%, 18% and 21% of consolidated net sales in 2002, 2001 and 2000, respectively. Kmart Corporation's receivable balance was 4.0% of total accounts receivable at December 31, 2002 down from 32.3% of total accounts receivable at December 31, 2001. Pre-bankruptcy receivables from Kmart were sold during the second quarter 2002 and cash recovered consistent with previously established reserves. Wal-Mart's receivable balance was 17.4% of total accounts receivable at December 31, 2002 down from 29.5% of total accounts receivable at December 31, 2001.

NOTE 13. SEGMENT DATA

Huffy classifies its business into two segments, sporting goods products and services to retailers. The sporting goods segment includes Huffy companies which market wheeled recreational products, basketballs and other balls, golf clubs and accessories, snowboards and accessories, hockey equipment and apparel, snow skis and accessories, in-line skates, skateboards, other action sports accessories and the excess/opportunity inventory products. The sporting goods segment also includes Huffy companies which manufacture and market basketball backboards. The services to retailers segment include; Huffy companies which assemble and repair bicycles, assemble grills, physical fitness equipment, and furniture, assemble and repair outdoor power equipment, and provide merchandising services to major retailers and for a number of well-known manufacturers and/or distributors serving the Home Center channel.

Segment performance is measured on operating profit or loss (before interest, corporate expenses and income taxes). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies in Note 1 of Notes to Consolidated Financial Statements. Intercompany profit or loss is eliminated where applicable.

The information presented below is as of or for the year ended December 31.

	Net Sales to Unaffiliated Customers			Operating Profit		
	2002	2001	2000	2002	2001	2000
Sporting Goods	$ 285,788	$ 252,109	$ 403,677	$ 19,521	$ (669)	$ 34,889
Services to Retailers	87,108	79,029	84,504	(1,681)	3,000	2,599
Total segment data	$ 372,896	$ 331,138	$ 488,181	17,840	2,331	37,488
Corporate expenses, net				(10,987)	(14,004)	(11,965)
Net interest expense				(1,688)	(1,128)	(8,428)
Income (loss) from continuing operations before income taxes				$ 5,165	$ (12,801)	$ 17,095

	Identifiable Assets			Depreciation and Amortization			Capital Expenditures		
	2002	2001	2000	2002	2001	2000	2002	2001	2000
Sporting Goods	$223,437	$ 84,800	$ 149,955	$ 2,877	$ 3,953	$ 4,641	$ 1,760	$ 1,741	$ 2,169
Services to Retailers	27,244	10,895	13,999	797	547	853	1,175	314	286
Total segment data	250,681	95,695	163,954	3,674	4,500	5,494	2,935	2,055	2,455
Corporate	31,520	49,790	16,539	146	176	212	209	498	55
Total	$282,201	$ 145,485	$180,493	$ 3,820	$ 4,676	$ 5,706	$ 3,144	$ 2,553	$ 2,510

	2002	2001	2000
Net Sales by Location			
North America	$ 343,486	$ 331,138	$ 488,181
Europe	29,410	N/A	N/A
Total Net Sales	$ 372,896	$ 331,138	$ 488,181
Assets			
North America	$ 231,656	$ 145,485	$ 180,493
Europe	50,545	N/A	N/A
Total Assets	$ 282,201	$ 145,485	$ 180,493
Long-lived Assets			
North America	$ 67,105	$ 39,724	$ 32,445
Europe	48,518	N/A	N/A
Total Long-lived Assets	$ 115,623	$ 39,724	$ 32,445

NOTE 14. COMMITMENTS AND CONTINGENCIES

The Company leases certain manufacturing and warehouse facilities, office space, machinery, and vehicles under cancelable and non-cancelable operating leases, most of which expire within ten years and may be renewed by the Company. Rent expense under such arrangements totaled approximately $3,490, $3,488, and $4,205, years ended December 31, 2002, 2001, and 2000, respectively.

Future minimum rental commitments under non-cancelable operating leases at December 31, 2002 are as follows:

Years Ended	
2003	$ 4,899
2004	4,203
2005	3,429
2006	3,210
2007	2,228
Thereafter	993
Total minimum	$ 18,962

The Company sold the assets of the Gerry Baby Products Company on April 27, 1997. Until July of 2002 when it expired, the Company maintained an occurrence based insurance policy covering product liability expense associated with products manufactured while it owned Gerry Baby Products. When this policy expired, the Company purchased new insurance which provides claims-made coverage on each claim that exceeds $5.0 million in value.

LITIGATION

The Company along with numerous California water companies and other potentially responsible parties ("PRPs") for the Baldwin Park Operable Unit of the San Gabriel Valley Superfund have been named in fourteen civil lawsuits which allege claims related to the contaminated groundwater in the Azusa, California area (collectively, the "San Gabriel Cases").

The San Gabriel Cases had been stayed for a variety of reasons, including a number of demurrers and writs taken in the Appellate Division, relating primarily to the California Public Utilities Commission ("PUC") investigation described below. The resulting Appellate Division decisions were reviewed by the California Supreme Court, which ruled in February 2002. The cases have been reactivated as a result of the California Supreme Court's decision, with the trial level Coordination Judge holding a number of Status Conferences on all of the cases, at which conferences issues pertaining to the three master complaints (two of which include the Company as a defendant), preliminary demurrers to such master complaints, case management orders and initial written discovery were discussed. As noted by the matters being discussed with the Court, the toxic tort cases are in their initial stages. Thus, it is impossible to currently predict the outcome of any of the actions.

The Company, along with the other PRPs for the Baldwin Park Operable Unit of the San Gabriel Valley Superfund Site (the "BPOU"), was also named in four civil lawsuits filed by water purveyors. The water purveyor lawsuits alleged CERCLA, property damage, nuisance, trespass and other claims related to the contaminated groundwater in the BPOU (collectively, the "Water Entity Cases"). The Company was named as a direct defendant by the water purveyor in two of these cases, and was added as a third party defendant in the two others by Aerojet General Corporation, which, in those cases, was the only PRP sued by the water purveyors. Each of the Water Entity Cases have been settled through the entry of the Project Agreement.

According to the terms of the Project Agreement, the Water Entity Cases have been dismissed without prejudice. The Third Party complaints filed by Aerojet in connection with the Water Entity Cases are expected to be dismissed without prejudice subject to Aerojet filing a new suit in the event a final allocation agreement cannot be worked out.

On March 12, 1998, the PUC commenced an investigation in response to the allegations in the toxic tort actions that "drinking water delivered by the water utilities caused death and personal injury to customers." The PUC's inquiry addressed two broad issues central to these allegations: 1) "whether current water quality regulation adequately protects the public health;" and 2) "whether respondent utilities are (and for the past 25 years have been) complying with existing drinking water regulation." On November 2, 2000, the PUC issued its Final Opinion and Order Resolving Substantive Water Quality Issues. Significantly, the Order finds, in pertinent part, that: 1) "existing maximum contaminant level ("MCLs") and action level ("ALs") established by the DHS are adequate to protect the public health;" 2) "there is a significant margin of safety when MCLs are calculated so that the detection of carcinogenic contaminants above MCLs that were reported in this investigation are unlikely to pose a health risk;" 3) based upon its comprehensive review of 25 years of utility compliance records, that for all periods when MCLs and ALs for specific chemicals were in effect, the PUC regulated water companies complied with DHS testing requirements and advisories, and the water served by the water utilities was not harmful or dangerous to health; and 4) with regard to the period before the adoption by DHS of MCLs and ALs, a further limited investigation by the PUC Water Division will be conducted.

Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

As previously reported, Huffy Corporation divested its Washington Inventory Service subsidiary in November 2000. Subsequently, in late 2001 and mid 2002, two class action suits were filed in California seeking damages for alleged violations of labor practices. As a previous owner, Huffy was potentially obligated to indemnify the subsidiary purchaser for some portion of any liability it or such subsidiary had in the first case and had potential liability in the latter case, both limited to the periods it owned the subsidiary. After protracted negotiations and on advice of counsel, a settlement was negotiated and preliminarily approved on January 28, 2003 by the Superior Court of California, County of Los Angeles. A one-time charge to discontinued operations of $7,914 million or $0.43 per common share was taken in the fourth quarter of 2002 to fully resolve this matter.

Huffy Sports Company is party to a collective bargaining agreement that expires on June 15, 2003. Of the Company's total workforce 4% of the employees are subject to this agreement.

NOTE 15. ENVIRONMENTAL EXPENDITURES

Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Remediation costs that relate to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated.

The Company, along with others, has been designated as a potentially responsible party (PRP) by the U.S. Environmental Protection Agency (the "EPA") with respect to claims involving the discharge of hazardous substances into the environment in the Baldwin Park operable unit of the San Gabriel Valley Superfund site. The Company, along with other PRPs, the Main San Gabriel Basin Watermaster (Watermaster), the San Gabriel Water Quality Authority (WQA), and numerous local water districts (Water Districts), have worked with the EPA on a mutually satisfactory remedial plan, with the end result being a joint water supply/clean up Project Agreement which settles four different lawsuits filed by the WQA and the Water Districts. The Project Agreement was signed on March 28, 2002 and was approved by the court and became effective May 9, 2002. In developing its estimate of environmental remediation costs, the Company considers, among other things, currently available technological solutions, alternative cleanup methods, and risk-based assessments of the contamination and, as applicable, an estimation of its proportionate share of remediation costs. The Company may also make use of external consultants and consider, when available, estimates by other PRPs and governmental agencies and information regarding the financial viability of other PRPs. Based upon information currently available, the Company believes it is unlikely that it will incur substantial previously unanticipated costs as a result of failure by other PRPs to satisfy their responsibilities for remediation costs.

The Company has recorded environmental accruals that, based upon the information available, are adequate to satisfy known remediation requirements. The total accrual for estimated environmental remediation costs related to the Superfund site and other potential environmental liabilities was $4,569 ($6,119 before discounting at 6.75%) at December 31, 2002. Of that amount, the Company has a deposit of $3,192 that is held in escrow under the terms of the settlement agreement. Amounts in escrow will be used to fund future costs and will serve as a long-term performance assurance pending the completion of remediation. Management expects that the expenditures relating to costs currently accrued will be made over a period of fourteen years. Expenditures for the 2003 through 2007 are expected to be $879, $972, $332, $329, and $239, respectively.

Based upon information presently available, such future costs are not expected to have a material adverse effect on the Company's financial condition, liquidity, or its ongoing results of operations. However, such costs could be material to results of operations in a future period.

	2002	2001	2000
Total expenditures	$ 4,212	$ 2,471	$ 1,031
Expenditures charged to environmental accrual	2,587	1,092	450
Environmental accrual	4,569	6,959	8,050
Escrow Account	$ 3,192	--	--

The environment escrow accounts are classified as current prepaid assets on the consolidated balance sheet if the funds are expected to be expended within the next 12 months and as long-term other assets for those funds, which are expected to be expended beyond 12 months. The current escrow balance at December 31, 2002 was $879 and the long-term escrow balance at December 31, 2002 was $2,313. The environmental accrual is similarly classified on the consolidated balance sheet with $879 shown in accrued liabilities and $3,690 shown in other long-term liabilities as of December 31, 2002.

NOTE 16. ACCOUNTING PRONOUNCEMENTS ISSUED NOT IMPLEMENTED

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, “Accounting for Asset Retirement Obligations” ("SFAS No. 143"), which will be effective for the Company beginning January 1, 2003. SFAS No. 143 addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, 64, Amendment of FASB Statement No. 13, and Technical Corrections” ("SFAS 145"), which will be effective for the Company beginning January 1, 2003. SFAS No. 145 rescinds SFAS Nos. 4, 44, 64 and amends SFAS No. 13, “Accounting for Leases”, to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” ("SFAS No.146"), which will be effective for the Company beginning January 1, 2003. SFAS No.146 requires that a liability for a cost associated with an exit or disposal activity be recognized at fair value when the liability is incurred unless the liability is for one-time termination benefits incurred over time. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Costs Associated with a Restructuring)”.

The Company has assessed the impact of SFAS Nos. 143, 145, and 146, and estimates that the impact of these standards will not be material to the Company's financial condition, results of operations or liquidity.

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which elaborates on required disclosures by a guarantor in its financial statements about obligations under certain guarantees that it has issued and clarifies the need for a guarantor to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company is reviewing the provisions of this Interpretation relating to initial recognition and measurement of guarantor liabilities, which are effective for qualifying guarantees entered into or modified after December 31, 2002, but does not expect it to have a material impact on the Company’s financial statements. The disclosure requirements of the Interpretation, which are effective for the Company’s year ended December 31, 2002, are included in footnotes 2 and 5 to the consolidated financial statements, which discuss contingent consideration relative to the Company’s acquisitions of Gen-X Sports Inc. and the McCalla companies, as well as the Company’s disclosures relative to its product warranty liability.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment of FASB Statement No. 123” (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for employee stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in annual and interim financial statements about the method of accounting for stock-based compensation and its effect on reported results. The disclosure provisions of SFAS No. 148 are included in the accompanying Notes to Consolidated Financial Statements. The Company applies the principles of APB Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. See Note 8 to the consolidated financial statements.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," which addresses consolidation by a business of variable interest entities in which it is the primary beneficiary. The Interpretation is effective immediately for certain disclosure requirements and variable interest entities created after January 31, 2003, and in fiscal 2004 for all other variable interest entities. The Company is reviewing the provisions of the Interpretation and complies with the disclosure requirements, but does not expect the Interpretation to have a material impact on the Company's financial statements.

NOTE 17. DISCONTINUED OPERATIONS

On November 3, 2000, the Company sold the stock of its Washington Inventory Service (WIS) subsidiary to WIS Acquisition Corp., a subsidiary of WIS Holdings Corp., for $84,750 subject to certain post-closing adjustments. Earnings from discontinued operations in 2000 were $7,976 ($4,537 after tax). The gain on disposal of discontinued operations was $36,863 ($20,781 after tax). The results for Washington Inventory Service have been classified as discontinued operations in the Consolidated Statements of Operations and Cash Flows for the year ended December 31, 2000.

During the year ended December 31, 2002, the Company recognized expenses of $9,185 ($5,970 after tax), including the pending Miranda case settlement, associated legal expenses and other contractually indemnified liabilities related to WIS. These expenses are included in the Consolidated Statements of Operations and Cash Flows as Loss from Discontinued Operations for the year ended December 31, 2002.

NOTE 18. EXTRAORDINARY ITEM

Net extraordinary charges of $1,573 ($998 after taxes) were recorded in 2000 from the early extinguishment of debt. Unamortized financing costs of $2,189 were offset by interest forgiven on the subordinated note of $404 and early repayment debt forgiveness of $212 on an economic development grant.

NOTE 19. QUARTERLY FINANCIAL DATA (UNAUDITED)

Quarterly financial data for the years ended December 31, 2002, 2001 and 2000 as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total [1]
2002					
Net sales	$ 70,385	$ 93,413	$ 83,028	$ 126,070	$ 372,896
Gross profit	12,001	17,031	15,955	21,360	66,347
Earnings from continuing operations	624	1,275	1,669	1,024	4,592
Discontinued operations	--	--	(723)	(5,247)	(5,970)
Net earnings	624	1,275	946	(4,223)	(1,378)
Earnings Per Common Share:					
Basic					
Earnings from continuing operations	$ 0.06	$ 0.12	$ 0.14	$ 0.07	$ 0.39
Discontinued operations	--	--	(0.06)	(0.36)	(0.51)
Net earnings per common share	$ 0.06	$ 0.12	$ 0.08	$ (0.29)	$ (0.12)
Diluted					
Earnings from continuing operations	$ 0.06	$ 0.12	$ 0.14	$ 0.07	$ 0.38
Discontinued operations	--	--	(0.06)	(0.36)	(0.50)
Net earnings per common share	$ 0.06	$ 0.12	$ 0.08	$ (0.29)	$ (0.12)
2001					
Net sales	$ 81,243	$ 86,864	$ 77,945	$ 85,086	$ 331,138
Gross profit	11,635	12,077	7,677	8,561	39,950
Net earnings (loss)	994	768	(2,801)	(7,371)	(8,410)
Earnings Per Common Share					
Basic					
Net earnings (loss)	$ 0.10	$ 0.07	$ (0.27)	$ (0.71)	$ (0.82)
Diluted					
Net earnings (loss)	$ 0.10	$ 0.07	$ (0.27)	$ (0.71)	$ (0.82)
2000					
Net sales	$ 100,068	$ 122,029	$ 123,875	$ 142,209	$ 488,181
Gross profit	14,762	17,064	21,841	27,675	81,342
Earnings (loss) from continuing operations	(1,121)	636	4,869	6,282	10,666
Discontinued operations	829	3,875	160	20,454	25,318
Extraordinary gain (loss)	(848)	--	213	(363)	(998)
Net earnings (loss)	(1,140)	4,511	5,242	26,373	34,986
Earnings Per Common Share					
Basic					
Earnings (loss) from continuing operations	$ (0.11)	$ 0.06	$ 0.48	$ 0.62	$ 1.05
Discontinued operations	0.08	0.38	0.01	2.01	2.48
Extraordinary gain (loss)	(0.08)	--	0.02	(0.04)	(0.10)
Net earnings (loss)	$ (0.11)	$ 0.44	$ 0.51	$ 2.59	$ 3.43
Diluted					
Earnings (loss) from continuing operations	$ (0.11)	$ 0.06	$ 0.47	$ 0.61	$ 1.03
Discontinued operations	0.08	0.38	0.01	1.97	2.45
Extraordinary gain (loss)	(0.08)	--	0.02	(0.04)	(0.09)
Net earnings (loss)	$ (0.11)	$ 0.44	$ 0.50	$ 2.54	$ 3.39

[1] Quarterly per share amounts are computed independently for each quarter and the full year based upon the respective weighted average number of common shares outstanding and may not equal the total for the year.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors of the Company

The name, age and background information for each of the Company's Directors is set forth in the section entitled ELECTION OF DIRECTORS and the table therein contained in the Company's Proxy Statement for its 2003 Annual Meeting of Shareholders, and is hereby incorporated herein by reference.

Executive Officers of the Company

The Executive Officers are elected annually to their respective positions, effective at the April meeting of the Board of Directors. The Executive Officers of the Company at January 2, 2003, were as follows:

Name	Age	Position	Officer Since
Don R. Graber	59	Chairman of the Board, President and Chief Executive Officer	July 1996
Timothy G. Howard	56	Vice President -- Controller	September 1978
Robert W. Lafferty	58	Vice President -- Finance, Chief Financial Officer and Treasurer	January 2000
Nancy A. Michaud	56	Vice President -- General Counsel and Secretary	February 1993

Mr. Lafferty was elected Vice President-Finance, Chief Financial Officer and Treasurer on January 3, 2000. Prior to such election, he served as Vice President and Chief Financial Officer of Gencor Industries, Inc. (a manufacturer of highway construction and food processing equipment) from 1998; prior thereto he was Senior Vice President of Hoechst Marion Roussel AG (a pharmaceutical business) from 1996; prior thereto he was Senior Vice President, Finance of Hoechst Marion Roussel, Inc. (a pharmaceutical business).

Item 11. Executive Compensation

Information on executive compensation is set forth in the section entitled EXECUTIVE COMPENSATION and the tables therein, contained in the Company's Proxy Statement for its 2003 Annual Meeting of Shareholders, and is hereby incorporated herein by reference. Notwithstanding anything to the contrary set forth herein or in any of the Company's previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate future filings, including this Form 10-K, the section entitled REPORT OF COMPENSATION COMMITTEE and the Performance Graph which is set forth in the Company's Proxy Statement for its 2003 Annual Meeting of Shareholders are not deemed to be incorporated by reference in this Form 10-K.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The number of shares of Common Stock of the Company beneficially owned by each Director and by all Directors and Officers as a group as of January 2, 2003, set forth in the section entitled SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, and the table therein, is contained in the Company's Proxy Statement for its 2003 Annual Meeting of Shareholders, and is hereby incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions

Information on certain transactions with management set forth in the section entitled CERTAIN RELATIONSHIPS AND OTHER RELATED TRANSACTIONS is contained in the Company's Proxy Statement for its 2003 Annual Meeting of Shareholders, and is hereby incorporated herein by reference.

Item 14. Controls and Procedures

Evaluation of Controls and Procedures

Within 90 days prior to the filing of this report, under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO), an evaluation of the effectiveness of the Company's disclosure controls and procedures was performed. Based on this evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that material information is recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company's disclosure obligations under the Securities Exchange Act of 1934 and the SEC rules thereunder.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) **Documents filed as part of this report**

(1) Financial statements

The following financial statements are filed as part of this report. See index on page 2 of this report.

Report of Independent Auditors

Consolidated Balance Sheets as of December 31, 2002 and 2001

Consolidated Statements of Operations for the years ended December 31, 2002, 2001, and 2000

Consolidated Statements of Cash Flows for the years ended December 31, 2002, 2001, and 2000

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2002, 2001, and 2000

Notes to Consolidated Financial Statements

(2) The Accountants' Report on Consolidated Financial Statements and the following Financial Statement Schedule of the Company is included as part of this Report at Item 8 hereof:

Schedule II. Valuation and Qualifying Accounts -- years ended December 31, 2002, 2001, and 2000

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and, therefore, have been omitted.

(3) The exhibits shown in "Index to Exhibits" are filed as a part of this Report.

(b) **Reports on Form 8-K**

During the fiscal quarter ended December 31, 2002, the Company filed five reports on Form 8-K dated October 4, 2002, October 29, 2002, November 8, 2002, November 13, 2002 and November 20, 2002 and an amendment to Form 8-K filed on December 2, 2002. These reports on Form 8-K discussed the Company's litigation involving Washington Inventory Service, Inc. and the Company's acquisition of Gen-X Sports, Inc. (which reports included financial statements of the Company).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUFFY CORPORATION

By /s/ Don R. Graber — Date: February 12, 2003
Don R. Graber
Chairman of the Board, President
and Chief Executive Officer
(Principal Executive Officer
and Director)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Timothy G. Howard — Date: February 12, 2003
Timothy G. Howard
Vice President - Controller
(Principal Accounting Officer)

/s/ Robert W. Lafferty — Date: February 12, 2003
Robert W. Lafferty
Vice President - Finance, Chief
Financial Officer and Treasurer
(Principal Financial Officer)

/s/ W. Anthony Huffman — Date: February 12, 2003
W. Anthony Huffman, Director

/s/ Linda B. Keene — Date: February 12, 2003
Linda B. Keene, Director

/s/ Donald K. Miller — Date: February 12, 2003
Donald K. Miller, Director

/s/ James F. Robeson — Date: February 12, 2003
James F. Robeson, Director

/s/ Thomas C. Sullivan — Date: February 12, 2003
Thomas C. Sullivan, Director

/s/ Joseph P. Viviano — Date: February 12, 2003
Joseph P. Viviano, Director

/s/ Gerald B. Wasserman — Date: February 12, 2003
Gerald B. Wasserman, Director

CERTIFICATIONS

I, Don R. Graber, certify that:

1. I have reviewed this annual report on Form 10-K of Huffy Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the years presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

February 20, 2003

Date

/s/ Don R. Graber

Don R. Graber
Chief Executive Officer,
Huffy Corporation

CERTIFICATIONS

I, Robert W. Lafferty, certify that:

1. I have reviewed this annual report on Form 10-K of Huffy Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the years presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

February 20, 2003

Date

/s/ Robert W. Lafferty

Robert W. Lafferty
Chief Financial Officer,
Huffy Corporation

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENT SCHEDULE

The Board of Directors and Shareholders,
Huffy Corporation:

Under date of January 31, 2003, we reported on the consolidated balance sheets of Huffy Corporation and subsidiaries (Company) as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002, which are included in the Company's 2002 Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedule as listed in Part IV, item 15(a)(2) of Form 10-K. The financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

KPMG LLP

KPMG LLP
Cincinnati, OH
January 31, 2003

INDEPENDENT AUDITORS' CONSENT

The Board of Directors and Shareholders,
Huffy Corporation:

We consent to the incorporation by reference in the Registration Statements, and the Prospectuses constituting part thereof, of (i) the Form S-8 Registration Statement (No. 333-62903) pertaining to the Master Deferred Compensation Plan; (ii) the Form S-8 Registration Statement (No. 333-52095) pertaining to the 1998 Director Stock Option Plan, as amended, the 1998 Key Employee Stock Plan, as amended, and the 1998 Restricted Share Plan, as amended; (iii) the Form S-8 Registration Statement (No. 333-52077) pertaining to the 1998 Key Employee Non-Qualified Stock Plan; (iv) the Form S-8 Registration Statement (No. 33-25487) pertaining to the 1988 Stock Option Plan and Restricted Share Plan; (v) the Form S-8 Registration Statement (No. 33-25143) pertaining to the 1987 Director Stock Option Plan; (vi) the Form S-8 Registration Statement (Nos. 33-28811 and 33-42724) pertaining to the 1989 Employee Stock Purchase Plan (vii) the Form S-8 Registration Statement (No. 33-44571) pertaining to five company savings plans and (viii) the Form S-4 Registration Statement (No. 333-92030) dated July 5, 2002 and amended on July 29, 2002, pertaining to the acquisition of Gen-X Sports Inc. of our report dated January 31, 2003, relating to the consolidated balance sheets of Huffy Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2002, which report appears in the Company's 2002 Annual Report on Form 10-K.

KPMG LLP

KPMG LLP
Cincinnati, OH
January 31, 2003

HUFFY CORPORATION
CONSOLIDATED FINANCIAL STATEMENT SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

(DOLLAR AMOUNTS IN THOUSANDS)

	Balance at Beginning of Period	Additions From Acquisitions	Additions charged to costs and expenses	Deductions	Balance at end of Period
Reserves deducted from assets to which they apply:					
Allowance for doubtful accounts:					
Year ended December 31, 2002	$ 5,766	131	720	(5,403)	$ 1,214
Year ended December 31, 2001	$ 1,372	--	4,819	(425)	$ 5,766
Year ended December 31, 2000	$ 1,784	--	597	(1,009)	$ 1,372
Inventory obsolescence:					
Year ended December 31, 2002	$ 1,053	1,568	1,105	(3,013)	$ 713
Year ended December 31, 2001	$ 365	--	3,327	(2,639)	$ 1,053
Year ended December 31, 2000	$ 1,620	--	38	(1,293)	$ 365

Note: Represents accounts written off, less recoveries for allowance for doubtful accounts. Represents inventory written off, less scrap value for inventory obsolescence.

INDEX TO EXHIBITS

Exhibit No.		Form 10-K Exhibits
3.a	Amended Articles of Incorporation, dated June 16, 1995, incorporated by reference to Exhibit (3)(i) to Form 10-Q for the quarter ended June 30, 1995	*
3.b	Amendment to Articles of Incorporation, dated October 17, 2002	***
3.c	Amended and Restated Code of Regulations, as amended, dated April 27, 2000, incorporated by reference to Exhibit (3) to Form 10-Q for the fiscal quarter ended April 1, 2000	*
4.a	Specimen Common Stock Certificate of Huffy Corporation, incorporated by reference to Exhibit 4(a) to Form 10-K for the year ended December 31, 1997	*
4.b	Rights Agreement, dated as of December 16, 1988, as amended August 23, 1991, and as amended and restated as of December 9, 1994, between Huffy Corporation and Bank One, Indianapolis, National Association, incorporated by reference to Form 8-K, dated December 22, 1994	*
4.c	Amendment appointing Harris Trust and Savings Bank Successor Rights Agent, dated as of June 10, 1997, to Rights Agreement as amended and restated as of December 9, 1994, between Huffy Corporation and Bank One, Indianapolis, National Association, incorporated by reference to Exhibit (4)(c) to Form 10-K for the fiscal year ended December 31, 1999	*
4.d	Amendment appointing LaSalle Bank, N.A. Successor Rights Agent, dated as of February 18, 2000, to Rights Agreement as amended and restated as of December 9, 1994 between Huffy Corporation and Bank One, Indianapolis, National Association, incorporated by reference to Exhibit (4) to Form 10-Q for the fiscal quarter ended April 1, 2000	*
4.e	Amendment No. 1 to Rights Agreement between Huffy Corporation and LaSalle Bank National Association, dated as of June 5, 2002, incorporated by reference to Exhibit 3 to form 8-A/A dated July 1, 2002	*
4.f	Second Amended and Restated Loan and Security Agreement dated September 19, 2002, by and among Huffy Corporation and its subsidiaries, Gen-X Sports Inc. and its subsidiaries, Congress Financial Corporation (Central), and the Lenders (as defined in the Agreement),incorporated by reference to Exhibit 2.1(e) to Form 8-K filed October 4, 2002	*
4.g	Amendment No. 1 to the Second Amended and Restated Loan Agreement, dated November 20, 2002 by and among Huffy Corporation and its subsidiaries, Gen-X Sports Inc. and its subsidiaries, Gen-X Sports, Inc. and its subsidiaries and Congress Financial Corporation (Central)	***

* Indicates that exhibit is incorporated by reference into this Annual Report on Form 10-K from a previous filing with the Commission.

*** Indicates that the exhibit is included as part of this Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No.		Form 10-K Exhibits
4.h	Amendment No. 2 to the Second Amended and Restated Loan Agreement, dated as of December 31, 2002, by and among Huffy Corporation and its subsidiaries, Gen-X Sports Inc. and its subsidiaries, Gen-X Sports, Inc. and its subsidiaries and Congress Financial Corporation (Central)	***
4.i	Amendment No. 3 to the Second Amended and Restated Loan and Security Agreement, dated January 31, 2003 by and among Huffy Corporation and its subsidiaries, Gen-X Sports Inc. and its subsidiaries, Gen-X Sports, Inc. and its subsidiaries and Congress Financial Corporation (Central)	***
10.a	Lease and Development Agreement, dated as of May 29, 1996, between Asset Holdings Company VI, LLC and Huffy Corporation, incorporated by reference to Exhibit (10)(c) to Form 10-K for the fiscal year ended December 31, 1999	*
10.b	First Addendum to Lease and Development Agreement, dated November 3, 2000, between Asset Holdings Company VI, LLC and Huffy Corporation, incorporated by reference to Exhibit 10.b to Form 10-K for the fiscal year ended December 31, 2000	*
10.c	Participation Agreement, dated as of May 29, 1996, among Asset Holdings Company VI, LLC, Huffy Corporation, and Bank One, Dayton, N.A., incorporated by reference to Exhibit (10) (d) to Form 10-K for the fiscal year ended December 31, 1999	*
10.d	Special Deferred Compensation Agreements, as amended, between Huffy Corporation and certain of its officers and key employees, in substantially the forms incorporated by reference to Exhibit (ix) to Form 10-K for the fiscal year ended June 24, 1977, to Exhibit (2) to Form 10-Q for the fiscal quarter ended September 23, 1983, and to Exhibit (19)(c) to Form 10-Q for the fiscal quarter ended September 30, 1986	*
10.e	Deferred Compensation Agreements, as amended, between Huffy Corporation and certain of its officers and key employees, in substantially the forms incorporated by reference to Exhibit (vi) to Form 10-K for the fiscal year ended June 29, 1979, and to Exhibit (3) to Form 10-Q for the fiscal quarter ended September 23, 1983	*
10.f	Master Deferred Compensation Plan, incorporated by reference to Exhibit 4 to Form S-8, dated August 28, 1998	*
10.g	Form of Amended and Restated Severance/Retention/Non-Compete Agreements, as revised and restated, between Huffy Corporation and its Officers, incorporated by reference to Exhibit 10.a to Form 10-Q for the fiscal quarter ended July 1, 2000	*
10.h	Long Term Incentive Plan, incorporated by reference to Exhibit 10.h to Form 10-K for the fiscal year ended December 31, 2001	*

* Indicates that the exhibit is incorporated by reference into this Annual Report on Form 10-K from a previous filing with the Commission.

*** Indicates that the exhibit is included as part of this Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No.		Form 10-K Exhibits
10.i	Description of supplemental group life insurance arrangement between Huffy Corporation and certain officers and key employees, incorporated by reference to Exhibit (10)(aa) to Form 10-K for the fiscal year ended December 31, 1991	*
10.j	Description of financial planning and tax preparation services, and automobile allowances, between Huffy Corporation and certain officers and key employees incorporated by reference to Exhibit (10)(m) to Form 10-K for the fiscal year ended December 31, 1999	*
10.k	Annual Performance Incentive Plan of Huffy Corporation for the fiscal year ended December 31, 2002	***
10.l	Supplemental Benefit Agreement, dated as of June 21, 1996, between Huffy Corporation and Don R. Graber, incorporated by reference to Exhibit 10.u to Form 10-K for the fiscal year ended December 31, 1996	*
10.m	Supplemental/Excess Benefit Plan, dated as of January 1, 1988, incorporated by reference to Exhibit (10)(aa) to Form 10-K for the fiscal year ended December 31, 1987	*
10.n	First Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective as of January 1, 1988, incorporated by reference to Exhibit (10)(ee) to Form 10-K for the fiscal year ended December 31, 1990	*
10.o	Second Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, dated as of June 30, 1991, incorporated by reference to Exhibit (10)(y) to Form 10-K for the fiscal year ended December 31, 1994	*
10.p	Third Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, dated as of June 27, 1994, incorporated by reference to Exhibit (10)(2) to Form 10-K for the fiscal year ended December 31, 1994	*
10.q	Fourth Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, dated as of May 26, 1995, incorporated by reference to Exhibit 10.s to Form 10-K for the fiscal year ended December 31, 1997	*
10.r	Fifth Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective as of July 15, 1996, incorporated by reference to Exhibit 10.z to Form 10-K for the fiscal year ended December 31, 1996	*
10.s	Sixth Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective as of June 15, 1997, incorporated by reference to Exhibit 10.u to Form 10-K for the fiscal year ended December 31, 1997	*

* Indicates that the exhibit is incorporated by reference into this Annual Report on Form 10-K from a previous filing with the Commission.

*** Indicates that the exhibit is included as part of this Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No.	Form 10-K	Exhibits
10.t	Seventh Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective as of December 22, 1997, incorporated by reference to Exhibit 10.v to Form 10-K for the fiscal year ended December 31, 1997	*
10.u	Eighth Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective as of February 12, 1998, incorporated by reference to Exhibit (10)(x) to Form 10-K for the fiscal year ended December 31, 1999	*
10.v	Ninth Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective as of February 15, 2000, incorporated by reference to Exhibit (10)(d) to Form 10-Q for fiscal quarter ended July 1, 2000	*
10.w	Tenth Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective as of May 25, 2000, incorporated by reference to Exhibit (10)(e) to Form 10-Q for fiscal quarter ended July 1, 2000	*
10.x	Eleventh Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective February 15, 2001, incorporated by reference to Exhibit 10.x to Form 10-K for the fiscal year ended December 31, 2000	*
10.y	Twelfth Amendment to Huffy Corporation Supplemental/Excess Benefit Plan, effective as of January 1, 2001, incorporated by Reference to Exhibit 10.y to Form 10-K for the fiscal year ended December 31, 2001	*
10.z	Thirteenth Amendment to the Huffy Corporation Supplemental/ Excess Benefit Plan, effective as of May 10, 2002	***
10.aa	Huffy Corporation 1998 Restricted Share Plan, effective April 17, 1998, incorporated by reference to Exhibit 3 to the Company's Proxy Statement dated March 5, 1998 for the Annual Meeting of Shareholders held April 17, 1998	*
10.bb	Amendment No. 1 to Huffy Corporation 1998 Restricted Share Plan, effective as of April 27, 2001, incorporated by reference to Exhibit 10.aa to Form 10-K for the fiscal year ended December 31, 2001	*
10.cc	Form of Restricted Share Agreements between Huffy Corporation and its Officers, incorporated by reference to Exhibit 10.w to Form 10-K for the fiscal year ended December 31, 1997	*
10.dd	Huffy Corporation Master Benefit Trust Agreement as Restated, dated June 9, 1995, incorporated by reference to Exhibit 10.aa for Form 10-K for the fiscal year ended December 31, 1995	*

* Indicates that the exhibit is incorporated by reference into this Annual Report on Form 10-K from a previous filing with the Commission.

*** Indicates that the exhibit is included as part of this Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No.		Form 10-K Exhibits
10.ee	First Amendment to Huffy Corporation Master Benefit Trust Agreement as Restated, effective as of July 25, 1996, incorporated by reference to Exhibit 10.bb to Form 10-K for the fiscal year ended December 31, 1996	*
10.ff	Amendment No. 2 to Huffy Corporation Master Benefit Trust Agreement, dated January 2, 1998, incorporated by reference to Exhibit 10.z to Form 10-K for the fiscal year ended December 31, 1998	*
10.gg	Third Amendment to Huffy Corporation Master Benefit Trust Agreement, as Restated, effective August 20, 1998, incorporated by reference to Exhibit 10.aa to Form 10-K for the fiscal year ended December 31, 1998	*
10.hh	Huffy Corporation 1987 Director Stock Option Plan, incorporated by reference to Exhibit 19(a) to Form 10-Q for the fiscal quarter ended June 30, 1988	*
10.ii	First Amendment to Huffy Corporation 1987 Director Stock Option Plan, effective as of April 30, 1991, incorporated by reference to Exhibit (10)(nn) to Form 10-K for the fiscal year ended December 31, 1991	*
10.jj	Second Amendment to Huffy Corporation 1987 Director Stock Option Plan, effective as of December 15, 1991, incorporated by reference to Exhibit (10)(oo) to Form 10-K for the fiscal year ended December 31, 1991	*
10.kk	Third Amendment to Huffy Corporation 1987 Director Stock Option Plan, effective as of February 15, 1996, incorporated by reference to Exhibit 10.ff to Form 10-K for the fiscal year ended December 31, 1996	*
10.ll	Huffy Corporation 1998 Director Stock Incentive Plan, effective April 17, 1998, incorporated by reference to Exhibit 1 to the Company's Proxy Statement dated March 6, 2002 for the Annual Meeting of Shareholders held April 25, 2002	*
10.mm	Huffy Corporation 1988 Stock Option Plan and Restricted Share Plan, as amended, incorporated by reference to Exhibit 19(b) to Form 10-Q for the fiscal quarter ended June 30, 1988; to Exhibit A to the Company's Proxy Statement dated March 13, 1992 for the Annual Meeting of Shareholders held April 24, 1992; and to Annex I to the Company's Proxy Statement dated March 7, 1996 for the Annual Meeting of Shareholders held April 26, 1996	*
10.nn	Third Amendment to Huffy Corporation 1988 Stock Option Plan and Restricted Share Plan, effective October 22, 1998, incorporated by reference to Exhibit 10.hh to Form 10-K for the fiscal year ended December 31, 1998	*

* Indicates that the exhibit is incorporated by reference into this Annual Report on Form 10-K from a previous filing with the Commission.

*** Indicates that the exhibit is included as part of this Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No.		Form 10-K Exhibits
10.oo	Huffy Corporation 1998 Key Employee Stock Plan, effective April 17, 1998, incorporated by reference to Exhibit 2 to the Company's Proxy Statement dated March 5, 1998 for the Annual Meeting of Shareholders held April 17, 1998	*
10.pp	First Amendment to Huffy Corporation 1998 Key Employee Stock Plan, effective October 22, 1998, incorporated by reference to Exhibit 10.jj to Form 10-K for the fiscal year ended December 31, 1998	*
10.qq	Second Amendment to Huffy Corporation 1998 Key Employee Stock Plan, effective July 20, 2000, incorporated by reference to Exhibit 10.nn to Form 10-K for the fiscal year ended December 31, 2000	*
10.rr	Amendment No. 3 to Huffy Corporation 1998 Key Employee Stock Plan, effective April 29, 2001, incorporated by reference to Exhibit 10.rr to Form 10-K for the fiscal year ended December 31, 2001	*
10.ss	Form of Subscription Agreement between Huffy Corporation and Don R. Graber, incorporated by reference to Exhibit 10.ee to Form 10-K for the fiscal year ended December 31, 1997	*
10.tt	1998 and 1999 Subscription Agreements between Huffy Corporation and Don R. Graber, incorporated by reference to Exhibits (10)(b) and (10)(c) to Form 10-Q for the fiscal quarter ended July 1, 2000	*
10.uu	Huffy Corporation 1990 Directors' Retirement Plan incorporated by reference to Exhibit (10)(qq) to Form 10-K for the fiscal year ended December 31, 1991	*
10.vv	First Amendment to Huffy Corporation 1990 Directors' Retirement Plan, effective as of February 15, 1996, incorporated by reference to Exhibit 10.ii to Form 10-K for the fiscal year ended December 31, 1996	*
10.ww	Second Amendment to Huffy Corporation 1990 Directors' Retirement Plan, effective as of February 15, 1996, incorporated by reference to Exhibit 10.jj to Form 10-K for the fiscal year ended December 31, 1996	*
10.xx	Agreement and Plan for Merger, dated June 5, 2002 and amended as of July 1, 2002 and July 25, 2002, by and among Huffy Corporation, HSGC, Inc. and Gen-X Sports, Inc., incorporated by reference to Exhibit 2.a to the Company's Registration Statement on Form-S-4 filed on July 5, 2002 and amended on July 29, 2002	*

* Indicates that the exhibit is incorporated by reference into this Annual Report on Form 10-K from a previous filing with the Commission.

*** Indicates that the exhibit is included as part of this Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No.		Form 10-K Exhibits
10.yy	Share Purchase Agreement, dated June 5, 2002, by and among Huffy Corporation, HSGC Canada Inc., Gen-X Sports , Inc., K & J Financial, Inc., DLS Financial, Inc., Kenneth Finkelstein Family Trust, James Salter Family Trust, James Salter, Kenneth Finkelstein and the Sellers (as defined in the Agreement), incorporated by reference to Exhibit 2.b to the Company's registration Statement on Form S-4 filed on July 5, 2002 and amended on July 29, 2002	*
10.zz	Amendment No. 1 to the Share Purchase Agreement, dated July 25, 2002 by and among Huffy Corporation HSGC Canada, Inc. and Kenneth Finkelstein as Representative for and in the name of and on behalf of Sellers (as defined in the Agreement), incorporated by reference to Exhibit 2.c to the Company's Registration Statement on Form S-4, as amended, filed on July 29, 2002.	*
10.aaa	1998 Key Employee Non-Qualified Stock Plan, approved June 12, 1997 and First Amendment, dated October 22, 1998, Second Amendment, dated December 13, 1998 and Third Amendment, dated December 9, 1999, incorporated by reference to Exhibit (10) (a) to Form 10-Q for the fiscal quarter ended June 29, 2002	*
10.bbb	Fourth Amendment to Huffy Corporation 1998 Key Employee Non-Qualified Stock Plan dated as of July 19, 2002, incorporated by reference to Exhibit (10) to Form 10-Q for the fiscal quarter ended September 30, 2002	*
10.ccc	Fourth Amendment to Huffy Corporation 1998 Key Employee Stock Plan, effective January 1, 2003	***

* Indicates that the exhibit is incorporated by reference into this Annual Report on Form 10-K from a previous filing with the Commission.

*** Indicates that the exhibit is included as part of this Annual Report on Form 10-K for the year ended December 31, 2002.

Exhibit No.		Form 10-K Exhibits

OTHER FILINGS

21. List of all direct and indirect Subsidiaries of the registrant:

Name of Subsidiary	Jurisdiction in Which Incorporated
American Sports Design Company	Ohio
Creative Retail Services, Inc.	Georgia
Creative Retail Services (Canada) Inc.	New Brunswick
First Team Sports, Inc.	Minnesota
Gen-X Sports Canada Inc.	New Brunswick
Gen-X Sports Inc.	Delaware
Gen-X Sports Ltd.	Washington
Gen-X Sports Outlet Inc.	New Brunswick
Gen-X Sports SARL	Switzerland
HCAC, Inc.	Ohio
Hespeler Hockey Holding, Inc.	Minnesota
Hufco-Delaware Company	Delaware
Huffy International Finance, N.V.	Netherland Antilles
Huffy Risk Management, Inc.	Ohio
Huffy Service First, Inc.	Ohio
Huffy Sports, Inc.	Wisconsin
Lamar Snowboard, Inc.	Missouri
Lehigh Avenue Property Holdings, Inc.	Illinois
McCalla Company	Georgia
Tommy Armour Golf Company	Washington

99.	Statement Pursuant to Section 1350(a) of title 18, United States Code	***
99.a	Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995	***

* Indicates that the exhibit is incorporated by reference into this Annual Report on Form 10-K from a previous filing with the Commission.

*** Indicates that the exhibit is included as part of this Annual Report on Form 10-K for the year ended December 31, 2002.

EXHIBIT 99

Statement Pursuant to Section 1350(a) of title 18, United States Code

The undersigned, Don R. Graber and Robert W. Lafferty, certify that:

1. The Annual Report on Form 10-K of Huffy Corporation (the "Company") for the Years Ended December 31, 2002 (the "Form 10-K"), which is being filed today with the Securities and Exchange Commission, fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934.

2. The information contained in the Form 10-K fairly presents, in all material respects, the financial condition and results of operations of the Company.

February 20, 2003	/s/ Don R. Graber
Date	Don R. Graber Chief Executive Officer, Huffy Corporation
February 20, 2003	/s/ Robert W. Lafferty
Date	Robert W. Lafferty Chief Financial Officer Huffy Corporation

SHAREHOLDERS INFORMATION

ANNUAL MEETING
The Annual Meeting of Shareholders will be held April 24, 2003 at 10:00 a.m., Eastern Daylight Time, at York Halls Ballroom at the Holiday Inn, 3450 Dufferin Street, Toronto M6A2V1 Ontario, Canada

STOCK EXCHANGE
New York Stock Exchange, Symbol HUF

TRANSFER AGENT AND REGISTRAR FOR COMMON STOCK
LaSalle Bank, N.A.
Corporate Trust
135 South LaSalle Street
Chicago, Illinois 60603
(800) 246.5761

AUDITORS
KPMG LLP

SHAREHOLDER COMMUNICATIONS
Communications concerning lost certificates, transfer requirements, address changes, and Common Stock dividend checks should be sent to LaSalle Bank, N.A., 135 South LaSalle Street, Chicago, Illinois 60603.

The Management of Huffy Corporation welcomes comments and suggestions from shareholders and investors. Call Investor Relations, (937) 866.6251.

OFFICERS, COMPANY PRESIDENTS, AND DIRECTORS

CORPORATE OFFICERS

Don R. Graber
Chairman of the Board, President and Chief Executive Officer

Robert W. Lafferty
Vice President – Finance, Chief Financial Officer and Treasurer

Timothy G. Howard
Vice President – Corporate Controller

Nancy A. Michaud
Vice President – General Counsel and Secretary

COMPANY PRESIDENTS

Paul R. D'Aloia
Group President &
General Manager Huffy Sports Group
(President Huffy Bicycle Company)

Randy R. Schickert
President & General Manager
Huffy Sports Company

Geoff W. Brownrigg
President & General Manager
Huffy Service First, Inc.

James J. Salter
Group President & General Manager
Gen-X Sports Group

John Collins
President Golf, Global Licensing
& Corporate Marketing

BOARD OF DIRECTORS

Don R. Graber
Chairman of the Board,
President and Chief Executive Officer
of the Company

W. Anthony Huffman
President of Huffman
Travel Limited

Linda B. Keene
Principal of Waterford
Marketing Group

Donald K. Miller
Chairman of the Board
Axiom International
Investors, LLC

James F. Robeson
Consultant to various
distribution companies

Thomas C. Sullivan
Chairman of RPM, Inc.

Joseph P. Viviano
Retired Vice Chairman of
Hershey Foods Corporation

Gerald B. Wasserman
Retired President,
Chief Executive Officer
and Chairman of
The Hockey Company



BOARD OF DIRECTORS
Back row: Donald K. Miller, Thomas C. Sullivan, Gerald B. Wasserman, W. Anthony Huffman, Joseph P. Viviano, James F. Robeson *Front row:* Don R. Graber, Linda B. Keene

2002 COMMITTEES OF THE BOARD OF DIRECTORS

AUDIT COMMITTEE
James F. Robeson (Chairman),
Linda B. Keene, Donald K. Miller,
and Gerald B. Wasserman

COMPENSATION COMMITTEE
Thomas C. Sullivan (Chairman),
James F. Robeson, and
Joseph P. Viviano

NOMINATING AND GOVERNANCE COMMITTEE
Joseph P. Viviano (Chairman)
W. Anthony Huffman, and
Linda B. Keene

is a leading supplier of bicycles and other innovative wheeled products in the United States. Its leadership position in style, quality and value clearly make Huffy® bicycles one of America's best selling brands.

HUFFY SPORTS

is a leading supplier of basketball backboards and related products, many of which bear the NBA® logo, as well as basketballs, footballs, soccer and volleyballs and other innovative products for both residential and institutional use.

HUFFY ServiceFirst

is the nation's largest and only nationwide supplier of retail services, including in-store and in-home product assembly and repair, and merchandising services.

GEN-X

is a leading supplier of sporting goods, including golf, hockey and ski equipment, skateboards, inline skates and snowboards in North America and internationally, providing top brands and exceptional value to consumers and retailers alike.

_HUFFY CORPORATION_225 BYERS ROAD_MIAMISBURG, OH_45342_(937).866.6251_ WWW.HUFFY.COM